

More Aluminum, Lower Costs

Century Aluminum 2001 Annual Report

Profile

Century Aluminum Company produces primary aluminum. The company has three operating locations:

- Century Aluminum subsidiaries own 80 percent of and operate a reduction plant at Hawesville, Kentucky with capacity to produce 237,000 metric tonnes per year (mtpy) of primary aluminum;
- Century Aluminum of West Virginia, Inc. operates a reduction plant at Ravenswood, West Virginia with capacity to produce 168,000 mtpy; and
- Berkeley Aluminum Company owns a 49.67-percent share in a reduction plant at Mt. Holly, South Carolina with capacity to produce 215,000 mtpy.

The company's corporate offices are located in Monterey, California.

Table of Contents

The Cover

Don Shelman, potline general supervisor at Hawesville Operations, is framed on the right by bus bars that carry electric power into the reduction cells and above by vents that carry away emissions for cleaning. Century acquired the plant in 2001.

Accomplishments of 2001

Century Aluminum reported a financial loss for 2001. A weakened world economy reduced the demand for aluminum and depressed prices. Nevertheless, we took a number of major steps that strengthened our position in primary aluminum and improved our competitiveness:

- Completed the acquisition of the Hawesville plant that increased our production capacity and reduced average cash costs
- Remained cash flow positive after payment of interest on the debt raised for the Hawesville acquisition
- Moved to indexed pricing for all alumina contracts which reduced our cash break-even point and acts as a natural hedge for production
- Excluding alumina, we hedged 20 percent of production at the start of 2002 and 30 percent in 2003 at prices well above current market levels
- Lowered the company's cash break-even point for 2002 and moved it still lower for 2003
- Put in place plans to attain an annual savings rate of $10 million in cash operating costs by the end of 2002

We are building Century into a larger and lower cost producer of primary aluminum. We are structuring the company to withstand the down cycles and participate in the up cycles of our industry.

These accomplishments are described further on the pages that follow.

Alumina

Primary aluminum is made from aluminum oxide, more commonly called alumina. Alumina is a major cost component, accounting for about one-third of the cost to produce primary aluminum.

Century does not produce alumina. The company purchases nearly one million metric tons a year under long-term contracts. The prices of these purchases now are indexed to the price of aluminum on the London Metal Exchange (LME).

There are two important effects realized from the new pricing system:

- Since alumina costs are indexed to the price of aluminum on the LME, earnings will be more stable throughout business cycles.
- The pricing provides a natural hedge for approximately 25 percent of Century's metal-producing capacity of 465,000 metric tonnes a year, which will lower costs in poor market conditions.

Alumina is chemically refined from bauxite, the richest of many alumina-bearing ores. Depending on its richness, approximately four units of bauxite yield the two units of alumina required to produce one unit of aluminum metal. To make primary aluminum, oxygen atoms in alumina (Al_2O_3) are separated from the aluminum atoms through electrolytic reduction. Following separation, the molten aluminum drops to the bottom of the electrolytic cell and is siphoned off periodically.


Carbon 5
Other 10
Labor 12
Power 19
Alumina 20

Cost Components for Producing Aluminum

U.S. Average in Cents per Pound (Century Estimate)

A vacuum system unloads alumina from barges docked at Hawesville Operations on the Ohio River.





Anodes

In the primary aluminum process, carbon blocks are suspended in the electrolytic cells to carry electricity through a bath material composed of alumina and cryolite. The blocks are the anodes and the cells' refractory-lined steel shells house the carbon cathodes in the electrolytic process.

The electricity separates the oxygen and aluminum atoms in the alumina. The anodes are consumed as the carbon combines with the oxygen in the alumina. Anodes are replaced every 16-to-24 days depending on their size. Based on cell technology, cathode life ranges from five to 10 years.

Anodes are made of calcined coke, recycled material from spent anodes and a coal-tar pitch binder. They are shaped and then baked in large in-ground, gas-fired furnaces. Anodes affect production costs in their manufacture and in cell efficiency.

- In manufacturing, Century is testing new anode shapes that promise savings of about $300,000 a year in material costs; and a company-developed firing system is reducing natural gas consumption in the baking process.
- To raise cell efficiency, Century is optimizing the aggregate sizing of the coke used to produce the anodes. This work is yielding improvements in anode consumption and current conductivity.

Stuart Douglas, maintenance engineer, stands at the storage bay for "green"carbon anodes at Ravenswood Operations. The anodes will be baked in large, in-ground natural gas-fired furnaces.

Metal Production

Century produces standard grades of aluminum that are sold at world market prices quoted on the London Metal Exchange. The company also produces high value grades and forms of metal that command premiums over the prices for standard grades.

In this pricing structure, Century must constantly reduce costs to remain competitive. These efforts involve major structural changes, such as the new alumina pricing contracts begun in 2002. Still others involve hundreds of comparatively small improvements in operating performance. Here are two current examples:

- Production drops and costs rise when reduction cells fail prematurely and must be repaired or relined. Century uses computer-generated thermal profiling to locate points of elevated temperatures in cells — a major cause of failure. The data is then used to modify construction and operating parameters to extend cell life.
- Thousands of air valves perform critical functions in the operation of a reduction line. Powerful electric motors drive the compressors that supply air to the valves. Eliminating costly, energy-wasting air leaks is a maintenance priority.

Such efforts are expected to produce company-wide cost savings at a rate of $10 million a year by the end of 2002.


1
2
2
3
4
5

1. Alumina Feeder
2. Anodes
3. Bath
4. Molten Aluminum
5. Cathode

Line 5 at Hawesville Operations comprises 112 cells that produce 47,000 metric tonnes of aluminum a year. It began operation in 1999.





Maintenance

Maintenance helps sustain the 24-hour/seven-day-a-week operating schedule of an aluminum reduction plant. Maintenance also is a large cost component of producing aluminum — exceeded only by power, raw materials and wages and salaries.

Core maintenance practices are routine and recurring. They keep plants running continuously, efficiently and at designed capacity. At Century, these core practices focus on increasing operating time using historical data and scheduled maintenance checks. The objectives are to predict maintenance needs and intercede before equipment fails.

Among Century's newest maintenance-improvement efforts are information systems that manage the diverse aspects of the process. One new system is expected to increase the productive time of each maintenance employee by one hour each day. Achieving the goal relies on precise coordination between job schedules and parts inventories to eliminate costly downtime and rush orders for parts. The new programs are especially effective at recording the history of each part in inventory, including its specifications, purchase date, location, and previous uses and repairs if any.

At Ravenswood Operations, construction of a new storeroom for storing parts was completed in 2001. The modern facility includes storage and handling systems that improve response time to requests for parts.

Denise Miller removes a part from inventory in the newly built storeroom at Ravenswood Operations.

Metal Sales and Hedging

Century's sales and hedging strategies are structured to help diminish the financial impact from market downturns and reduce cash operating costs. At the same time, these strategies leave adequate opportunity to participate in market upturns.

- About 65 percent of metal production is sold under long-term contract to three customers — Pechiney Rolled Products Company, Southwire Company and Glencore International AG. Pechiney and Southwire receive molten metal from adjacent Century facilities. Casting and transportation savings reduce operating costs and are shared with the customers.
- Acquisitions in 2000 and 2001 doubled Century's metal production capacity. They were completed without a significant increase in corporate overhead due, in part, to long-term sales contracts with Glencore and Southwire. The contracts were signed concurrently with the acquisitions.
- Century is a major world producer of high-purity aluminum and the largest producer of ultra-pure metal. Specially constructed and operated reduction lines at Hawesville produce this premium quality metal. Southwire uses it to manufacture wire and cable. The metal also is used widely in aircraft components and auto wheels.
- Entering 2002 about 45 percent of Century's metal production was hedged by alumina or sold forward at prices substantially above current levels. This will rise to 55 percent in 2003, helping to reduce Century's break-even point in both years.

Larry Singleton, casting operator, monitors the process for casting billet at Century's 49.67-percent owned Mt. Holly (SC) reduction plant.



Financial Highlights

Years Ended December 31	2001	2000
(In millions, except per share amounts)		
Net Sales	$ 654.9	$ 428.6
Cost of Goods Sold	634.2	396.1
Net Income (Loss) Before Preferred Dividends	(13.7)	25.3
Earnings (Loss) per Common Share:		
Basic	(0.74)	1.25
Diluted	(0.74)	1.24
EBITDA*	51.7	34.5
Annual Dividend per Common Share	.20	.20
Total Assets	776.7	333.8
Total Debt	329.3	0.0

*EBITDA represents operating income (loss) plus depreciation and amortization, plus or minus inventory write-downs and LIFO adjustments. EBITDA should not be considered an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, and may not be comparable to similarly titled measures reported by others.

Letter To Shareholders

Dear Shareholder:

2001 was a difficult year by any measure.

We began the year with serious concerns over weakness in the industrial sector of the economy. Our concerns grew as the full U.S. economy began faltering. Conditions were made worse by the profoundly tragic events of September 11.

For the year, demand for aluminum contracted 12 percent in the U.S. and seven percent in the Western World, the worst performance in 25 years. Aluminum prices reached 31-month lows. Our price realizations for the year were $0.03 a pound lower than in 2000. We reported a disappointing full-year financial loss. Nevertheless, the company remained cash-flow positive.

We completed the acquisition of the Hawesville plant on April 1. Initially, the transaction was delayed by unsettled conditions in credit markets. In early 2001, we formulated an alternative approach by changing the financing structure and accepting a partner in the project. Glencore, our major shareholder, acquired a 20-percent share in the facility and purchased $25 million of Century convertible preferred stock. We completed the acquisition shortly thereafter.

The Hawesville plant has the capacity to produce 237,000 metric tonnes per year (mtpy) of primary aluminum. Our 80-percent share increased Century's total capacity to 465,000 mtpy. The transition to new ownership has been smooth. Operations have improved continuously. Production in November and December was the highest in the plant's 30-year history.

Making Century More Competitive

We have structured the company to be more competitive under varying economic conditions. This helps diminish the financial impact of market downturns, while leaving adequate room to participate in upward price movements:

- The Hawesville plant is the largest and lowest cost of the three facilities in which we own an interest. With its acquisition we reduced our cash operating costs by about $0.04 a pound.
- Prices for all of our alumina purchases now are indexed to aluminum prices on the London Metal Exchange, reducing our cash break-even point in weak markets and creating a natural hedge for about 25 percent of our production.
- Electric power is a major cost in producing primary aluminum. For example, in the U.S. Northwest in 2001, nine reduction plants, with 1.5 million metric tonnes (mt) of capacity, stood idle due to prohibitively high power prices caused by regional shortages and energy problems in California. By comparison, Century's power supplies are purchased under firm contracts at long-term, stable prices that compare favorably with those in the U.S. primary aluminum industry.
- About 65 percent of the metal we produce is sold under long-term contracts to three solid customers. We acquired 240,000 mt of capacity at Mt. Holly and Hawesville without a significant increase in corporate overhead. At Ravenswood and Hawesville, molten aluminum is supplied to adjacent customer plants. This arrangement produces savings in freight and casting that are shared with the customers.
- In 2002 and continuing through 2003 we have forward sales of metal, including hedges, at prices well above current levels.

Beyond these structural changes, we constantly seek to reduce costs. We recognize that we are not the low-cost producer, yet we compete in a cost-driven commodity business. Our goals are stringent yet realistic. We expect to attain a savings rate of $10 million in cash operating costs by the end of 2002.

The net effect of this series of structural and operating changes is that our cash break-even point will be lower in 2002 than in 2001 and still lower in 2003, making Century more competitive in all economic scenarios.

A strong team of operating managers, pictured on page 17, is leading these efforts. They have broad managerial experience in the aluminum industry and their success is being greatly facilitated by the dedication and knowledge of our 1,540 employees.

Looking Ahead

Our strategic objective remains fixed on strengthening Century's primary aluminum assets and improving our overall competitive position. We intend to acquire assets that lower cash operating costs further and diversify our geographic presence. As we grow and enhance our portfolio of assets, we expect to build a broader investor base and to improve our financing flexibility. We have identified attractive acquisition opportunities. We will pursue them when economic conditions improve and with appropriate consideration for our balance sheet.

Our near-term focus is on primary aluminum assets. Our main interest is in existing capacity. We would consider brownfield or greenfield projects. We also would consider upstream integration into bauxite and alumina and other special situations in aluminum.

Earlier this year we announced the beginning of an orderly management succession plan. I have elected to step down as chief executive at the end of 2002. Gerry Meyers, president and chief operating officer, will succeed me. He has a wealth of aluminum industry experience and has successfully guided the operations of our company since its founding. I will continue as chairman until the end of 2004 and will devote most of my attention to the company's long-term strategies, especially those related to growth.

I am proud of the team that has transformed Century from a relatively high-cost producer of primary aluminum and semi-fabricated products into a focused, larger and lower-cost producer of primary aluminum. I have great confidence that Gerry and the management team that we have assembled will continue to build Century into a more successful and significant producer of aluminum. The management team is pictured on the opposite page.

I want to thank our employees and capable advisors who helped Century to make great strides forward in an otherwise difficult year.

Craig A. Davis
Chairman and Chief Executive Officer
April 22, 2002

anagement Team
eated from left: Gerry Meyers,
esident and Chief Operating Officer;
aig Davis, Chairman and Chief
xecutive Officer.
tanding from left: David Beckley,
hief Financial Officer; Steve
chneider, Controller; Shelly Lair,
inancial Analyst; Peter McGuire,
ssociate General Counsel;
an Krofcheck, Treasurer; Al Posti,
irector – Communications;
rry Kitchen, General Counsel and
hief Administrative Officer.



perating Management Team
rom left: George Kefeli, Director
f Manufacturing Technology;
on Thompson, Operations
anager – Ravenswood; Jack Gates,
ice President – Smelting Operations;
ary Mullarney, Operations
anager – Hawesville; Dave Lewis,
irector – Human Resources; Kip Price,
irector – Marketing.





Financial Statements and Supplementary Data

Tony Powers, metal handler in the cast house at Hawesville Operations, stamps data into an ingot that records its path through the plant.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion reflects the Company's historical results of operations, which (1) includes the Company's rolling and fabricating businesses until they were sold in September 1999, (2) does not include results from the Company's additional interest in the Mt. Holly facility until it was acquired in April 2000 and (3) does not include results from the Company's 80% interest in the Hawesville facility until it was acquired in April 2001. Accordingly, the following discussion of the Company's results of operations is not indicative of Century's current business. The reader should read the following discussion in conjunction with the consolidated financial statements included elsewhere in this filing.

Overview

The Company is a producer of primary aluminum, and the Company's net sales are derived from the sale of primary aluminum. On September 21, 1999, the Company sold its rolling and fabrication businesses to Pechiney. Effective April 1, 2000, the Company increased its ownership of the Mt. Holly facility to 49.67% by acquiring an additional 23% interest for a cash purchase price of $94.7 million. The Mt. Holly facility has an annual production capacity of 480 million pounds of primary aluminum, and Century's interest represents 238 million pounds of that capacity.

On April 1, 2001, the Company acquired from Southwire, a privately-held wire and cable manufacturing company, all of the outstanding stock of Metalsco, formerly a wholly owned subsidiary of Southwire. Metalsco owns NSA, which owns and operates the Hawesville facility. The Hawesville facility has the capacity to produce 523 million pounds of primary aluminum per year. The Company also acquired from Southwire, certain land, facilities and rights related to NSA's aluminum reduction operations which were not held by NSA. The cash purchase price for the Hawesville acquisition was $466.8 million. The Company also assumed industrial revenue bonds related to the Hawesville facility in the principal amount of $7.8 million and Century may be required to make additional post closing payments to Southwire of up to $7.0 million. In connection with the acquisition, Glencore effectively purchased from Century a 20% interest in the Hawesville facility for $99.0 million and assumed responsibility for payment of 20% of the principal amount of the industrial revenue bonds and payment of a pro rata portion of any post-closing payments made to Southwire. Glencore also purchased $25.0 million of convertible preferred stock of the Company with an 8% cumulative dividend preference. In connection with its financing of the transaction, the Company issued to certain institutional investors $325.0 million of its senior secured first mortgage notes (the "Notes") due 2008 in a private offering exempt from registration under the Securities Act of 1933. In November 2001, the Company exchanged the Notes for a like principal amount of 11 3/4% senior secured first mortgage notes due 2008 (the "Exchange Notes"), which are registered under the Securities Act of 1933.

The aluminum industry is cyclical and the market price of primary aluminum (which trades as a commodity) is determined by worldwide supply and demand. The Company's results of operations depend to a large degree on the market price of primary aluminum. Any adverse changes in the conditions that affect the market price of primary aluminum could have a material adverse effect on the Company's results of operations.

The principal elements comprising the Company's cost of goods sold are raw materials, power and labor. The principal raw materials used by the Company in its production process are alumina, coal tar, pitch, petroleum coke and aluminum fluoride. Pursuant to a supply contract with Alcoa which expired as of December 31, 2001, the Company paid a fixed price for the alumina used at the Ravenswood facility and 54% of the Company's requirements at the Mt. Holly facility. All of the Company's remaining alumina requirements are purchased under variable-price contracts with the price of alumina purchased linked to the LME price for primary aluminum. In connection with its acquisition of Xstrata's 23% interest in the Mt. Holly facility, the Company assumed Xstrata's long-term variable-price supply contract with Glencore which provides the additional alumina required as a result of the Company's increased interest in the Mt. Holly facility. The Company purchases the alumina it uses at the Hawesville facility from Kaiser Aluminum and Chemical Corporation ("Kaiser") under a variable-price supply contract which runs through 2005. (Kaiser and certain wholly owned subsidiaries filed voluntary petitions under Chapter 11 of the Federal Bankruptcy Laws on February 12, 2002.) The Company has received assurances from Kaiser management that Kaiser will continue to perform under this alumina supply agreement, and the Company is seeking to have the contract assumed through the bankruptcy process, but there can be no assurance the Company will be successful. Beginning January 1, 2002, the Company replaced its fixed-price supply contract with Alcoa with a five-year variable-price supply contract with Glencore which will supply the alumina used at the Ravenswood facility and for 54% of the Company's requirements at the Mt. Holly facility. As a result, beginning January 1, 2002 all of the Company's alumina requirements will be purchased under variable-price contracts linked to market prices for primary aluminum.

The Company uses significant amounts of electricity in the aluminum production process. Under the terms of the Company's supply contract with Ohio Power, the Company pays a fixed price for the power used at the Ravenswood facility. That agreement expires on July 31, 2003. American Electric Power Company (the parent of Ohio Power Company) has advised the Company that the Company is eligible to enter into a new fixed-price power supply agreement with Ohio Power upon the termination of its existing agreement. The new agreement, the terms of which are established by a tariff approved by the Public Utilities Commission of Ohio, would expire not later than December 31, 2005. The tariff was created pursuant to a requirement of the State of Ohio's electric power deregulation act and will govern electrical power service during a transitional period in which competitive power markets are expected to be developed. Under the terms of the supply contracts with South Carolina Public Service Authority which extend to 2005, the Company pays prices set by Authority Rate Schedules and Clauses (including a fuel adjustment clause) for power used at the Mt. Holly facility. The Hawesville facility currently purchases its power requirements from Kenergy, under an agreement which expires at the end of 2010, mostly at fixed prices. The Company's results of operations in 2001 were adversely impacted by $5.4 million as the result of increases in natural gas and purchased off-system power costs during the first half of 2001 and increased coal costs during the second half of 2001 which triggered fuel cost adjustments in the Mt. Holly facility power supply contract.

The Company's labor costs are subject to the terms of labor contracts which generally have provisions for annual fixed increases in hourly wages and benefits adjustments. On June 1, 1999, the Company entered into a new four-year labor contract with its hourly workers at the Ravenswood facility. On March, 8, 2002, the labor agreement was extended through May 31, 2006. In connection with the Hawesville acquisition, the Company negotiated a collective bargaining agreement with the USWA which covers all of the represented hourly employees at the Hawesville facility. Under this agreement, the Company established the terms of employment for USWA employees and settled all claims relating to a work stoppage which occurred during Southwire's ownership of the facility. The agreement was ratified by the USWA local on September 28, 2000, became effective upon closing of the Hawesville acquisition and has a five-year term. The agreement provides for fixed increases in hourly wages and certain benefits adjustments in its first, third and fifth years. The work rules under the new collective bargaining agreement are substantially similar to those previously in place at the Hawesville facility.

Results of Operations

The following table sets forth, for the years indicated, the percentage relationship to net sales of certain items included in the Company's Statements of Operations. The following table includes the results from the Company's rolling and fabrication businesses until its sale in September 1999, the results from the Company's additional 23% interest in Mt. Holly facility since its acquisition in April 2000, and the results from the Company's 80% interest in the Hawesville facility since its acquisition on April 1, 2001.

	Percentage of net sales		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	96.8	92.4	101.2
Gross profit (loss)	3.2	7.6	(1.2)
Selling, general and administrative expenses	2.9	3.3	3.3
Operating income (loss)	0.3	4.3	(4.5)
Gain on sale of fabricating businesses	–	1.2	7.2
Interest expense	(4.8)	(0.1)	(0.9)
Interest income	0.1	0.6	0.3
Other income (expense)	0.4	1.5	(0.1)
Net gain (loss) on forward contracts	–	1.0	(1.0)
Income (loss) from continuing operations before income taxes	(4.0)	8.5	1.0
Income tax benefit (expense)	1.5	(2.6)	(0.1)
Income (loss) from continuing operations before extraordinary item and minority interest	(2.5)	5.9	0.9
Minority Interest—net	0.4	–	–
Net income (loss) before extraordinary item	(2.1)	5.9	0.9
Extraordinary item—write-off of deferred bank fees	–	–	(0.2)
Net income (loss)	(2.1)%	5.9%	0.7%

The following table sets forth, for the periods indicated, the pounds and the average sales price per pound for certain of the Company's products:

	Primary Aluminum		Sheet and Plate Products			
	Direct (1) (2)		Direct (1)		Toll	
(Pounds in thousands)	Pounds	$/Pound	Pounds	$/Pound	Pounds	$/Pound
2001						
First Quarter	149,274	$ 0.74	–	–	–	–
Second Quarter (5)	255,145	$ 0.74	–	–	–	–
Third Quarter	259,408	$ 0.71	–	–	–	–
Fourth Quarter	254,616	$ 0.68	–	–	–	–
Total	918,443	$ 0.71	–	–	–	–
2000						
First Quarter	128,082	$ 0.75	–	–	–	–
Second Quarter (4)	149,530	$ 0.73	–	–	–	–
Third Quarter	151,219	$ 0.73	–	–	–	–
Fourth Quarter	152,787	$ 0.73	–	–	–	–
Total	581,618	$ 0.74	–	–	–	–
1999						
First Quarter	122,250	$ 0.63	113,751	$ 1.18	4,405	$ 0.25
Second Quarter	131,018	$ 0.63	113,579	$ 1.17	2,357	$ 0.23
Third Quarter (3)	116,583	$ 0.66	100,339	$ 1.16	1,818	$ 0.23
Fourth Quarter	115,991	$ 0.70	–	$ –	–	$ –
Total	485,842	$ 0.65	327,669	$ 1.17	8,580	$ 0.24

(1) Does not include materials and products processed by the Company for a fee ("tolling") and forward sales contracts without physical delivery.

(2) For the year 1999, the primary aluminum segment includes intersegment sales to the sheet and plate products segment.

(3) The table includes the results from the Company's rolling and fabrication businesses until its sale in September 1999. The Company sold its fabricating businesses to Pechiney in September 1999.

(4) The table includes results from the Company's additional 23% interest in Mt. Holly facility since its acquisition in April 2000.

(5) The table includes the results from the Company's 80% interest in the Hawesville facility since its acquisition on April 1, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following discussion reflects Century's historical results of operations, which do not include results from the Company's additional interest in the Mt. Holly facility until it was acquired in April 2000 and do not include results for the Company's 80% interest in the Hawesville facility until it was acquired in April 2001.

Net Sales Net sales for the year ended December 31, 2001 increased 52.8% to $654.9 million from $428.6 million for the year ended December 31, 2000. The increase was primarily the result of increased volumes from the Hawesville facility beginning April 1, 2001 and the Company's additional 23% interest in the Mt. Holly facility beginning April 1, 2000 and was partially offset by declining market prices for primary aluminum.

Gross Profit Gross profit for year ended December 31, 2001 decreased $11.8 million to $20.7 million from $32.5 million for the same period in 2000. The decrease was primarily the result of (a) declining market prices for primary aluminum, (b) the electrical power cost increase of $5.4 million at the Mt. Holly facility during the year ended December 31, 2001 (c) net LIFO and lower of cost or market inventory adjustments of $5.2 million and $1.6 million during the years ended December 31, 2001 and 2000, respectively. These items were partially offset by gross margins on sales volume from the Company's additional interest in the Mt. Holly facility beginning in April 2000 and the Hawesville facility acquisition beginning in April 2001.

Selling, General and Administrative Expenses Selling, general and administrative expenses for the year ended December 31, 2001 increased to $18.6 million from $13.9 million for the year ended December 31, 2000. The increases were a direct result of a charge for bad debts of $4.4 million during the year ended December 31, 2001 and the inclusion of the Company's pro rata share of selling, general and administrative expenses from the Hawesville facility following the Hawesville acquisition in April 2001.

Operating Income or Loss Operating income for the year ended December 31, 2001 was $2.1 million. This compares with operating income of $18.5 million for the year ended December 31, 2000. Changes in operating income are primarily a result of changes in gross profit and increases in selling, general and administrative expenses for the reasons discussed above.

Gain On Sale of Fabricating Businesses For the year ended December 31, 2000, the Company recorded a gain on the sale of its fabricating businesses of $5.2 million. This resulted from the settlement of post-closing adjustments to the transaction as originally recorded.

Interest Expense Interest expense during the year ended December 31, 2001 was $31.6 million. This compares with interest expense of $0.4 million during 2000. The change in interest was a result of the borrowings required to fund the Hawesville acquisition in April 2001.

Interest Income Interest income during the year ended December 31, 2001 was $0.9 million. This compares with interest income of $2.7 million during 2000. The change in interest was a result of using available cash to fund the acquisition of the Hawesville facility in April 2001.

Other Income/Expense Other income for the year ended December 31, 2001 was $2.6 million. This compares with other income of $6.5 million for the same period in 2000. The change in other income resulted principally from the receipt of $3.4 million and $6.1 million during the years ended December 31, 2001 and 2000, respectively, in settlement of the Company's business interruption and property damage claim with its insurance carrier. The claim was a result of the illegal work stoppage at the Ravenswood facility in August 1999. The insurance settlement was partially offset by a loss on disposal of assets of $0.9 million during the year ended December 31, 2001.

Net Gains/Losses on Forward Contracts For the year ended December 31, 2001 the Company recorded a loss on forward contracts of $0.2 million. For the year ended December 31, 2000 the Company recorded a gain of $4.2 million. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, effective January 1, 2001. See Note 1 to the Consolidated Financial Statements. The Company's forward financial sales and purchase contracts, which were previously recorded at fair value through the Statement of Operations, have been designated as cash flow hedges as of January 1, 2001. To the extent cash flow hedges are effective, unrealized gains and losses on forward financial sales and purchase contracts are no longer reported in the Statement of Operations, but rather are reported in accumulated other comprehensive income on a net of tax basis and reclassified into earnings when realized.

Tax Provision/Benefit Income tax benefit for the year ended December 31, 2001 was $10.0 million. This compares with income tax expense of $11.3 million for the same period in 2000. The change in income taxes was a result of the Company's pre-tax loss in 2001. The change in the 2001 effective tax rate from the year ended December 31, 2000 was a result of the reduction in 2000 of estimated income taxes payable relating to the reversal of prior period accruals.

Net Income or Loss before Minority Interest The Company had a net loss before minority interest of $16.1 million during the year ended December 31, 2001 compared to net income of $25.3 million during the comparable 2000 period. Net income before minority interest decreased for the reasons discussed above.

Minority Interest Minority Interest reflects Glencore's interest in the net operating results of Century Aluminum of Kentucky, LLC (the "LLC"), the limited liability company which holds the power contract for the Hawesville facility, which consists of amortization of the power contract.

Net Income The Company had a net loss of $13.7 million during the year ended December 31, 2001 compared to a net income of $25.3 million during the comparable 2000 period. Net income decreased for the reasons discussed above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Sales Consolidated net sales decreased 24.3% to $428.6 million in 2000 from $566.3 million in 1999. The decrease was primarily the result of the sale of the Company's rolling and fabrication businesses which generated $248.9 million in net sales (after adjusting for $136.8 million in intercompany transfers of primary aluminum) prior to its disposition in September 1999. The $248.9 million in net sales relating to the rolling and fabrication businesses includes $2.0 million in tolling fees. No tolling fees were earned in 2000 due to the sale of the rolling and fabrication businesses in 1999. Excluding the effects of the sale of the rolling and fabrication businesses, net sales increased by $111.2 million, resulting from a 95.8-million-pound increase in primary aluminum shipments from 485.8 million pounds in 1999 to 581.6 million pounds in 2000 and an increase in the average unit selling prices for primary aluminum to $0.74 per pound in 2000 from $0.65 per pound in 1999. Shipments in 2000 included 84 million pounds from the acquisition of an additional interest in Mt. Holly, which were sold at an average price of $0.73 per pound. Shipments in 1999 were impacted by the loss of approximately 15 million pounds resulting from an illegal work stoppage at the Ravenswood facility in August 1999. The increase in average realized prices was primarily the result of an increase in the average LME price for the period in which the Company's sales were priced.

Gross Profit or Loss Gross profit for the year ended December 31, 2000 was $32.5 million compared to a loss of $6.6 million for the year ended December 31, 1999. Gross profit of the primary aluminum segment was $32.5 million in 2000 compared to a loss of $17.2 million in 1999. Gross profit of the primary aluminum segment in 2000 increased by $40.7 million as a result of higher realized prices in 2000 and $8.0 million as a result of increased primary aluminum shipments. Gross profit of the primary aluminum segment was impacted by a $1.6 million charge to adjust inventory to its estimated realizable value in 2000, a $1.8 million credit as a result of a one time alumina sale in 2000 and a $4.6 million charge to value primary aluminum inventories on a stand alone LIFO basis after the sale of the rolling and fabrication businesses that were sold in September 1999. Gross profit of the sheet and plate segment, which consisted of the rolling and fabrication businesses that were sold in September 1999, was $10.7 million in 1999.

Selling, General and Administrative Expenses Consolidated selling, general and administrative expenses decreased 26.5% to $13.9 million in 2000 from $18.9 million in 1999. The decrease was primarily due to the sale of the Company's rolling and fabrication businesses in September 1999.

Gain on Sale of Rolling and Fabrication Businesses For the year ended December 31, 2000, the Company recorded a gain on the sale of its fabricating businesses of $5.2 million. This resulted from the settlement of post-closing adjustments to the transaction as originally recorded. For the year ended December 31, 1999, the Company recorded a gain on the sale of its fabricating businesses of $41.1 million.

Interest Expense Interest expense of $0.4 million for the year ended December 31, 2000. This compares with interest expense of $5.2 million during 1999. The change in interest was due to the lack of borrowing in 2000.

Interest Income Interest income for the year ended December 31, 2000 was $2.6 million. This compares with interest income of $1.7 million during 1999. The change in interest was due to the lack of borrowing and increased earnings on invested cash in 2000.

Other Income or Expense Other income was $6.5 million in 2000 compared to other expense of $0.8 million in 1999. The increase in other income was primarily due to the receipt of approximately $6.1 million in partial settlement of the Company's claim with its insurance providers relative to property damage and business interruption losses resulting from the illegal work stoppage at the Ravenswood facility in August 1999.

Net Gains or Losses on Forward Contracts Net gains on forward contracts were $4.2 million in 2000 compared to a net loss on forward contracts of $5.4 million in 1999. The increase resulted from lower market prices for primary aluminum as of December 31, 2000 with respect to the value of the Company's forward sales contracts on that date.

Tax Provision Income tax expense for the year ended December 31, 2000 was $11.3 million compared to $0.6 million for the same period in 1999. The increase was primarily due to an increase in pre-tax income before extraordinary items of $30.7 million from $5.9 million in 1999 to $36.6 million in 2000. Income tax expense for the years ended December 31, 2000 and 1999, respectively, included a $2.4 million and $1.5 million reduction in estimated income taxes payable relating to the reversal of prior period accruals. These credits increased the effective tax rate from 11% in 1999 to 31% in 2000.

Extraordinary Item The extraordinary item in 1999 was due to a write-off of deferred bank fees, net of income tax benefit of $0.8 million.

Net Income Net income increased to $25.3 million in 2000 from $3.9 million in 1999. The increase was due to higher unit selling prices for primary aluminum, increased primary aluminum shipments, the acquisition of the additional interest in the Mt. Holly facility and proceeds received on the Company's insurance claim related to the illegal work stoppage at the Ravenswood facility.

Liquidity and Capital Resources

With the completion of the Hawesville acquisition and the sale of the Notes, the Company's principal sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. The Company's principal uses of cash are payments of interest on the Company's outstanding debt and dividends on preferred and common stock, the funding of capital expenditures and investments in related businesses, working capital and other general corporate requirements.

Debt Service

As of December 31, 2001, the Company had approximately $329.2 million of indebtedness outstanding, including $321.4 million of principal amount of the Notes, net of unamortized issuance discount, and $7.8 million in industrial revenue bonds which were assumed in connection with the Hawesville acquisition.

Notes Interest payments on the 11 3/4% Senior Secured First Mortgage Notes are payable semiannually in arrears beginning on October 15, 2001. Payment obligations under the Notes are unconditionally guaranteed by the Company's domestic subsidiaries [other than the Century Aluminum of Kentucky, LLC ("LLC")] and secured by mortgages and security interests granted by two of the Company's subsidiaries in all of their respective interests in the real property, plant and equipment comprising the Hawesville and Ravenswood facilities. The notes will mature in 2008. The indenture governing the Notes contains customary covenants, including limiting the Company's ability to pay dividends, incur debt, make investments, sell assets or stock of certain subsidiaries, and purchase or redeem capital stock. If the Company does not generate sufficient cumulative earnings, Century would need to reduce or suspend common and/or preferred dividends on or before January 2003 to comply with its note covenants. Pursuant to the terms of the indenture, because the Company did not consummate a registered exchange offer for the outstanding notes on or before September 30, 2001, the Company was required to pay additional interest on the outstanding notes at a rate of 0.5% over the stated rate from September 30, 2001 until the exchange offer was consummated on November 12, 2001.

Revolving Credit Facility In connection with the Hawesville acquisition, the Company replaced its former $67.1 million Revolving Credit Facility with a new $100.0 million Revolving Credit Facility. The Company's obligations under the Revolving Credit Facility are unconditionally guaranteed by its domestic subsidiaries (other than the LLC) and secured by a first priority security interest in all accounts receivable and inventory belonging to the Company and its subsidiary borrowers. The availability of funds under the Revolving Credit Facility is subject to a $30.0 million reserve and limited by a specified borrowing base consisting of certain eligible accounts receivable and inventory. Borrowings under the Revolving Credit Facility are, at the Company's option, at the LIBOR rate or the Fleet National Bank base rate plus, in each case, an applicable interest margin. The applicable interest margin ranges from

2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of the Company. The maturity date of the facility is April 2, 2006. Interest periods for LIBOR rate borrowings are one, two, three or six months, at the Company's option. The Company expects the borrowing base, less the reserve, will permit the Company to borrow approximately $55.0 to $65.0 million under the Revolving Credit Facility. The Company is subject to customary covenants, including restrictions on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments.

Industrial Revenue Bonds As part of the purchase price for the Hawesville acquisition, the Company assumed industrial revenue bonds in the aggregate principal amount of $7.8 million which were issued in connection with the financing of certain solid waste disposal facilities constructed at the Hawesville facility. Pursuant to the Company's agreement with Glencore, Glencore will pay a pro rata portion of the debt service costs of the industrial revenue bonds. The industrial revenue bonds mature on April 1, 2028, are secured by a Glencore letter of credit and bear interest at a variable rate not to exceed 12% per annum determined weekly based upon prevailing rates for similar bonds in the industrial revenue bond market. Interest on the Industrial Revenue Bonds is paid quarterly. At December 31, 2001, the interest rate on the industrial revenue bonds was 2.05%. The bonds are classified as current liabilities because they are remarketed weekly and, under the indenture governing the bonds, repayment upon demand could be required if there is a failed remarketing.

Convertible Preferred Stock

In connection with the Hawesville acquisition, the Company issued $25.0 million of Century Aluminum Company convertible preferred stock to Glencore. The Company is required to pay dividends on the preferred stock at a rate of 8% per year, which is cumulative. The notes and the revolving credit facility impose restrictions on the Company's ability to pay cash dividends on the convertible preferred stock.

Working Capital

Working capital was $66.4 million at December 31, 2001. The Company believes that its working capital will be consistent with past experience and that borrowing availability under the revolving credit facility should be sufficient to meet working capital needs.

Capital Expenditures

Capital expenditures for 2001 were approximately $14.5 million and were principally related to upgrading production equipment, maintaining facilities and complying with environmental requirements. The revolving credit facility restricts the Company's ability to make capital expenditures; however, the Company believes that the amount permitted will be adequate to maintain its properties and business and comply with environmental requirements.

Acquisitions, Liquidity and Financing

The Company actively pursues opportunities to acquire primary aluminum reduction facilities, which offer favorable cost structures and diversify the Company's geographic presence, and upstream integration opportunities into bauxite mining and alumina refining. In connection with possible future acquisitions, the Company may need additional financing, which may be provided in the form of debt or equity. The Company cannot be certain that any such financing will be available. The Company anticipates that operating cash flow, together with borrowings under the revolving credit facility, will be sufficient to meet its future debt service obligations as they become due, as well as working capital and capital expenditures requirements. The Company's ability to meet its liquidity needs, including any and all of its debt service obligations, will depend upon its future operating performance, which will be affected by general economic, financial, competitive, regulatory, business and other factors, many of which are beyond the Company's control. The Company will continue from time to time to explore additional financing methods and other means to lower its cost of capital, including stock issuances or debt financing and the application of the proceeds to the repayment of bank debt or other indebtedness.

Historical

The Company's statements of cash flows for the years ended December 31, 2001, 2000 and 1999 are summarized below:

	(Dollars in thousands)		
	2001	2000	1999
Net cash provided by (used in) operating activities	$ 38,623	$ 58,103	$ (44,190)
Net cash (used in) provided by investing activities	(382,245)	(106,158)	222,886
Net cash (used in) provided by financing activities	324,048	(4,170)	(93,521)
(Decrease) increase in cash	$ (19,574)	$ (52,225)	$ 85,175

Net cash from operating activities of $38.6 million in 2001 was $19.5 million less than the $58.1 million from operating activities experienced in 2000. Net cash from operating activities of $58.1 million in 2000 was $102.3 million more than the $44.2 million use of cash experienced in 1999. The $19.5 million decline in net cash from operating activities in 2001 is due primarily to a $31.6 million increase in interest expense resulting from the Hawesville acquisition which was partially offset by a $13.6 million increase in operating income before depreciation and amortization. The improvement in operating income before depreciation and amortization is comprised of increased volume and lower average unit production costs resulting from the Hawesville acquisition which were significantly reduced by declining metal prices. The increase in 2000 compared to 1999 was due to an increase in net income, adjusted to exclude the effect of depreciation and amortization and any gains from dispositions, of $53.0 million related primarily to improved pricing for aluminum, a reduction in required pension contributions of approximately $17.5 million and a $43.0 million change in cash flow relating to working capital. These increases in cash flow were partially offset by a decrease in deferred tax expense of $9.6 million related primarily to the sale of the rolling and fabrication businesses during 1999. In 1999, working capital was increased by $32.4 million primarily due to an increase in receivables after the disposition of the rolling and fabrication businesses. In 2000, the Company reduced working capital by $10.6 million primarily through an increased focus on the collection of receivables.

The Company's net cash used for investing activities was $382.2 million during 2001. The cash was used primarily for the Hawesville acquisition and was partially offset by the proceeds from the sale to Glencore of the minority interest in the Hawesville facility. The Company's net cash used in investing activities was $106.2 million during 2000. The cash was used primarily for the acquisition of an additional interest in the Mt. Holly facility in April 2000. The net cash provided by investing activities was $222.9 million in 1999. This was provided primarily from the receipt of cash from the sale of the rolling and fabrication businesses in September 1999.

Net cash from financing activities was $324 million for 2001. Net cash used in financing activities was $4.2 million for 2000 and $93.5 million for 1999. During 2001, the cash from financing activities was primarily from borrowings and the issuance of preferred stock related to the Hawesville acquisition and was partially offset by the payment of common and preferred stock dividends. The $4.2 million use of cash in 2000 relates solely to the payment of dividends whereas in 1999 the Company also utilized a portion of the proceeds from the sale of its rolling and fabrication businesses to retire all of the outstanding bank debt.

On March 31, 1999, the Company entered into an agreement with Fleet National Bank, formerly BankBoston, N.A. and the CIT Group/Business Credit, Inc. ("Bank Agreement"), to provide a credit facility in the amount of up to $180.0 million to refinance indebtedness, finance certain capital expenditures and for other general corporate purposes. The borrowing base for purposes of determining availability was based upon certain eligible inventory and receivables. The credit facility consisted of a revolving credit facility of up to $160.0 million and a term loan of $20.0 million. The term loan was never drawn by the Company. The revolving credit facility was secured by the inventory and receivables of Century Aluminum of West Virginia, Inc. and Berkeley Aluminum, Inc. In connection with the sale of the rolling and fabrication businesses, the Company repaid all of its indebtedness under the credit facility and agreed with its lenders to reduce the revolving credit facility from $160.0 million to $75.0 million, which was further reduced to $67.1 million in April 2000. In April 2001, this credit facility was replaced with a new $100.0 million revolving credit facility. See Note 5 to the Consolidated Financial Statements.

Environmental Expenditures and Other Contingencies

The Company has incurred and in the future will continue to incur capital expenditures and operating expenses for matters relating to environmental control, remediation, monitoring and compliance. The aggregate environmental related accrued liabilities were $1.8 million and $0.9 million at December 31, 2001 and December 31, 2000, respectively. The Company believes that compliance with current environmental laws and regulations is not likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity; however, environmental laws and regulations may change, and the Company may become subject to more stringent environmental laws and regulations in the future. There can be no assurance that compliance with more stringent environmental laws and regulations that may be enacted in the future, or future remediation costs, would not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company has planned environmental capital expenditures of approximately \$2.7 million for 2002, \$0.7 million for 2003 and \$0.3 million for 2004. In addition, the Company expects to incur operating expenses relating to environmental matters of approximately \$6.1 million, \$5.9 million, and \$6.5 million in each of 2002, 2003 and 2004. As part of the Company's general capital expenditure plan, it also expects to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

The Company is a defendant in several actions relating to various aspects of its business. While it is impossible to predict the ultimate disposition of any litigation, the Company does not believe that any of these lawsuits, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, which amended certain provisions of SFAS No. 133, including an amendment to expand the normal purchase and sale exemption for supply contracts. The Company was required to adopt SFAS No. 133, as amended by SFAS No. 138, on January 1, 2001.

The Company's primary aluminum financial instruments, which were previously recorded at fair value through the Statement of Operations, were designated as cash flow hedges as of January 1, 2001 and accordingly, to the extent the Company's cash flow hedges are effective, unrealized gains and losses are reflected as accumulated other comprehensive income net of tax while realized gains and losses are recorded as revenue or expense. The Company's natural gas financial instruments, which are designated as cash flow hedges, were recorded at fair value on the balance sheet as of December 31, 2001 and 2000. No transition adjustment was required upon adoption of SFAS No. 133. As of December 31, 2001, the Company reported a balance in accumulated other comprehensive income of \$6.8 million.

The Financial Accounting Standards Board (the "FASB") continues to identify and provide guidance on various implementation issues related to SFAS No's. 133 and 138 that are in varying stages of review and clearance by the FASB. The Company has adopted all FASB guidance that was required to be implemented by December 31, 2001. The Company is currently evaluating the impact of pending FASB guidance and has not determined if the ultimate resolution of those issues would have a material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after September 30, 2001 and eliminates the pooling-of-interests method. The Company is currently evaluating the cumulative effect and ongoing impact of SFAS No. 141 on its financial position and results of operations. There have been no business acquisitions since the effective date of SFAS No. 141.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" which became effective January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is currently evaluating the cumulative effect and ongoing impact of SFAS No. 142 on its financial position and results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is required to be adopted by the Company beginning January 1, 2003. The Company is currently assessing, but has not yet determined, the impact of SFAS No. 143 on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long Lived Assets." This statement addresses financial accounting and reporting for the impairment and disposal of long-lived assets. The standard became effective January 1, 2002. The Company is developing a plan to apply the provisions of this statement to its operations on an ongoing basis.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Prices

The Company manages its exposure to fluctuations in the price of primary aluminum by selling aluminum at fixed prices for future delivery and through financial instruments as well as by purchasing alumina under supply contracts with prices tied to the same indices as the Company's aluminum sales contracts. The Company's risk management activities do not include trading or speculative transactions. Although the Company has not materially participated in the purchase of call or put options, in cases where Century sells forward primary aluminum, it may purchase call options to benefit from price increases which are significantly above forward sales prices. In addition, it may purchase put options to protect itself from price decreases.

In connection with the sale of its aluminum fabricating businesses to Pechiney in September 1999, the Company entered into the Pechiney Metal Agreement, pursuant to which Pechiney purchases, on a monthly basis, at least 23.0 million pounds and no more than 27.0 million pounds of molten aluminum produced at the Ravenswood Facility at a price determined by a market-based formula. Subsequent to the Company's purchase of an additional 23% interest in the Mt. Holly Facility from Xstrata, and effective April 1, 2000, the Company entered into the Glencore Metal Agreement pursuant to which it sells to Glencore 110.0 million pounds of primary aluminum products per year. In connection with the Hawesville acquisition, the Company entered into a 10-year contract with Southwire to supply 240 million pounds of high-purity molten aluminum per year to Southwire's wire and cable manufacturing facility located adjacent to the Hawesville facility at a price determined by reference to the U.S. Midwest Market Price. Under this contract, Southwire will also purchase 60 million pounds of standard-grade molten aluminum each year for the first five years of the contract, with an option to purchase an equal amount in each of the remaining five years. The Company and Glencore will each be responsible for providing a pro rata portion of the aluminum supplied to Southwire under the Southwire Metal Agreement. See Notes 1 and 2 to the Consolidated Financial Statements appearing in Part II, Item 8.

Apart from the Pechiney Metal Agreement, Glencore Metal Agreement and Southwire Metal Agreement the Company had forward delivery contracts to sell 377.1 and 50.3 million pounds of primary aluminum at December 31, 2001 and December 31, 2000, respectively. Of these forward delivery contracts, 25.5 million pounds and 14.7 million pounds at December 31, 2001 and December 31, 2000, respectively, were with the Glencore Group.

The Company was party to a long-term supply agreement to purchase 936.0 million pounds of alumina annually through the end of 2001. Beginning January 2, 2002, that agreement was replaced by new long-term supply agreements with Glencore that extend through 2006. These agreements provide for a fixed quantity of alumina at prices determined by a market-based formula. In addition, as part of its acquisition of an additional 23% interest in the Mt. Holly Facility, the Company assumed a supply agreement with Glencore for the alumina raw material requirements relative to the additional interest. The unit cost is also determined by a market-based formula. This alumina supply agreement terminates in 2008. As part of its Hawesville acquisition, the Company assumed an alumina supply agreement with Kaiser. That agreement will terminate in 2005 and is a variable priced market based contract. See the Kaiser Bankruptcy information at Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

At December 31, 2001, the Company had entered into 248.8 million pounds of fixed priced forward primary aluminum financial sales contracts primarily with the Glencore Group to mitigate the risk of commodity price fluctuations inherent in its business. These contracts will be settled in cash at various dates during 2002 and 2003. Additionally, in order to mitigate the volatility of the natural gas markets, the Company enters into fixed price forward financial purchase contracts, which settle in cash in the period corresponding to the intended usage of natural gas. At December 31, 2001, the Company had financial instruments for 3.1 million DTH (one decatherm, or DTH, is equivalent to one million British Thermal Units or DTUs). These financial instruments are scheduled for settlement at various dates in 2002 through 2005.

On a hypothetical basis a $0.01 per pound increase or decrease in the market price of primary aluminum is estimated to have an unfavorable or favorable impact of $1.6 million after tax, respectively, on accumulated other comprehensive income for the year ended December 31, 2001 as a result of the forward primary aluminum financial sale contracts entered into by the Company at December 31, 2001.

On a hypothetical basis, a $0.50 per DTH decrease or increase in the market price of natural gas is estimated to have an unfavorable or favorable impact of $1.0 million after tax, respectively, on accumulated other comprehensive income for the year ended December 31, 2001 as a result of the forward natural gas financial purchase contracts entered into by the Company at December 31, 2001.

Effective January 1, 2001, to the extent the Company's cash flow hedges are effective, unrealized gains and losses on marking forward financial sales contracts to market will be reported in accumulated other comprehensive income until settled, rather than in the Statement of Operations.

Century monitors its overall position, and its metals and natural gas risk management activities are subject to the management, control and direction of senior management. These activities are regularly reported to the Board of Directors of Century.

This quantification of the Company's exposure to the commodity price of aluminum is necessarily limited, as it does not take into consideration the Company's inventory or forward delivery contracts, or the offsetting impact upon the sales price of primary aluminum products. Because all of the Company's alumina contracts are indexed to the LME price for aluminum, beginning in 2002, they act as a natural hedge for approximately 25% of the Company's production. Entering the year 2002, approximately 48% and 55% of the Company's production for the years 2002 and 2003, respectively, was either hedged by the alumina contracts or by fixed price forward delivery and financial sales contracts.

Interest Rates

Interest Rate Risk. The Company's primary debt obligations are the outstanding Notes, borrowings under its revolving credit facility and the industrial revenue bonds the Company assumed in connection with the Hawesville acquisition. Because the Notes bear a fixed rate of interest, changes in interest rates do not subject the Company to changes in future interest expense with respect to the outstanding notes. Borrowings under the Company's revolving credit facility, if any, are at variable rates at a margin over LIBOR or the Fleet National Bank base rate, as defined in the revolving credit facility. The industrial revenue bonds bear interest at variable rates determined by reference to the interest rate of similar instruments in the industrial revenue bond market. At December 31, 2001, the Company had $7.8 million of variable rate borrowings. A hypothetical 1% increase in the interest rate would increase the Company's annual interest expense by $0.1 million, assuming no debt reduction.

The Company's primary financial instruments are cash and short-term investments, including cash in bank accounts and other highly rated liquid money market investments and government securities.

Independent Auditors' Report

To the Board of Directors and Shareholders of
Century Aluminum Company:

We have audited the accompanying consolidated balance sheets of Century Aluminum Company and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Century Aluminum Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
February 4, 2002

Consolidated Balance Sheets

(Dollars in thousands, except share data)	December 31, 2001	December 31, 2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 13,388	$ 32,962
Accounts receivable, trade—net	48,710	31,119
Due from affiliates	19,767	15,672
Inventories	75,217	44,081
Prepaid and other assets	3,573	9,487
Total current assets	160,655	133,321
Property, Plant and Equipment—Net	426,006	184,526
Intangible Asset—Net	146,002	–
Due from Affiliates—Less current portion	8,364	–
Other Assets	35,679	15,923
Total	$ 776,706	$ 333,770
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable, trade	$ 42,394	$ 30,072
Due to affiliates	2,201	3,985
Industrial revenue bonds	7,815	–
Accrued and other current liabilities	34,065	17,739
Accrued employee benefits costs—current portion	7,800	4,824
Total current liabilities	94,275	56,620
Long Term Debt—Net	321,446	–
Accrued Pension Benefits Costs—Less current portion	4,017	3,656
Accrued Postretirement Benefits Costs—Less current portion	65,627	42,170
Other Liabilities	10,697	6,560
Deferred Taxes	39,542	22,125
Total noncurrent liabilities	441,329	74,511
Minority Interest	23,917	–
Contingencies and Commitments (Note 12)		
Shareholders' Equity:		
Convertible preferred stock	25,000	–
Common stock (one cent par value, 50,000,000 shares authorized; 20,513,287 and 20,339,203 shares issued and outstanding at December 31, 2001 and 2000, respectively)	205	203
Additional paid-in capital	168,414	166,184
Accumulated other comprehensive income	6,752	–
Retained earnings	16,814	36,252
Total shareholders' equity	217,185	202,639
Total	$ 776,706	$ 333,770

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)	Year Ended December 31, 2001	2000	1999
Net Sales:			
Third-party customers	$ 543,453	$ 299,277	$ 497,475
Related parties	111,469	129,320	68,801
	654,922	428,597	566,276
Cost of Goods Sold	634,214	396,139	572,921
Gross Profit (Loss)	20,708	32,458	(6,645)
Selling, General and Administrative Expenses	18,598	13,931	18,884
Operating Income (Loss)	2,110	18,527	(25,529)
Gain On Sale Of Fabricating Businesses	-	5,156	41,130
Interest Expense	(31,565)	(408)	(5,205)
Interest Income	891	2,675	1,670
Other Income (Expense)—Net	2,592	6,461	(789)
Net Gain (Loss) On Forward Contracts	(203)	4,195	(5,368)
Income (Loss) Before Income Taxes, Extraordinary Item and Minority Interest	(26,175)	36,606	5,909
Income Tax Benefit (Expense)	10,031	(11,301)	(628)
Income (Loss) Before Extraordinary Item and Minority Interest	(16,144)	25,305	5,281
Minority Interest—Net of Income Taxes	2,442	–	–
Net Income (Loss) Before Extraordinary Item	(13,702)	25,305	5,281
Extraordinary Item—Write Off of Deferred Bank Fees, Net of Income Tax Benefit of $766	–	–	(1,362)
Net Income (Loss)	(13,702)	25,305	3,919
Preferred Dividends	(1,500)	–	–
Net Income (Loss) Available to Common Shareholders	$ (15,202)	$ 25,305	$ 3,919
Basic Earnings (Loss) Per Common Share:			
Income (Loss) before extraordinary item	$ (0.74)	$ 1.25	$ 0.26
Extraordinary item	–	–	(0.07)
Net Income (Loss)	$ (0.74)	$ 1.25	$ 0.19
Diluted Earnings (Loss) Per Common Share:			
Income (Loss) before extraordinary item	$ (0.74)	$ 1.24	$ 0.26
Extraordinary item	–	–	(0.07)
Net Income (Loss)	$ (0.74)	$ 1.24	$ 0.19
Dividends Per Common Share	$ 0.20	$ 0.20	$ 0.20

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands)	Comprehensive Income	Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
Balance, December 31, 1998			$ 200	$ 161,953		$ 15,330	$ 177,483
Net Income						3,919	3,919
Issuance of Common Stock			2	2,456			2,458
Dividends						(4,132)	(4,132)
Balance, December 31, 1999			202	164,409		15,117	179,728
Net Income						25,305	25,305
Issuance of Common Stock			1	1,775			1,776
Dividends						(4,170)	(4,170)
Balance, December 31, 2000			203	166,184		36,252	202,639
Comprehensive Income—2001							
Net Income (Loss)—2001	$ (13,702)					(13,702)	(13,702)
Other Comprehensive Income:							
Net unrealized gain on financial instruments, net of $7,945 in tax	14,498						
Net amount reclassified to income, net of $4,244 in tax	(7,746)						
Other comprehensive income	6,752				$ 6,752		6,752
Total comprehensive income (loss)	$ (6,950)						
Dividends—							
Common, $0.20 per share						(4,236)	(4,236)
Preferred, $3 per share						(1,500)	(1,500)
Issuance of Preferred Stock		$ 25,000					25,000
Issuance of Common Stock—							
Compensation plans			2	2,230			2,232
Balance, December 31, 2001		$ 25,000	$ 205	$ 168,414	$ 6,752	$ 16,814	$ 217,185

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars In thousands)	Year ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net income (loss)	$ (13,702)	$ 25,305	$ 3,919
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	44,433	14,395	18,749
Deferred income taxes	(10,148)	12,448	22,022
Pension and other post retirement benefits	7,679	797	(16,656)
Workers' compensation	1,311	(1,604)	(150)
Inventory market adjustment	5,166	1,631	1,389
(Gain) loss on disposal of assets	919	(337)	–
Gain on sale of fabricating businesses	–	(5,156)	(41,130)
Minority interest	(3,939)	–	–
Change in operating assets and liabilities:			
Accounts receivable, trade—net	7,355	7,380	(42,803
Due from affiliates	5,190	4,790	(467)
Inventories	763	3,086	26,843
Prepaids and other assets	4,697	(5,391)	(9,224)
Accounts payable, trade	(13,487)	(712)	8,519
Due to affiliates	(1,964)	409	(1,518)
Accrued and other current liabilities	7,528	1,621	(15,944)
Other—net	(3,178)	(559)	2,261
Net cash provided by (used in) operating activities	38,623	58,103	(44,190)
Cash Flows from Investing Activities:			
Purchase of property, plant and equipment	(14,456)	(17,631)	(22,983)
Proceeds from sale of property, plant and equipment	54	565	–
Purchase price adjustment related to business acquisitions	–	–	296
Proceeds from sale of fabricating businesses	–	–	245,400
Business acquisitions	(466,814)	(94,734)	–
Divestitures	98,971	–	–
Restricted cash deposits	–	5,642	173
Net cash (used in) provided by investing activities	(382,245)	(106,158)	222,886
Cash Flows from Financing Activities:			
Borrowings	321,352	–	340,708
Financing fees	(16,568)	–	–
Repayment of borrowings	–	–	(430,097)
Issuance of preferred stock	25,000	–	–
Dividends	(5,736)	(4,170)	(4,132)
Net cash (used in) provided by financing activities	324,048	(4,170)	(93,521)
Increase (decrease) in cash	(19,574)	(52,225)	85,175
Cash and cash equivalents, beginning of year	32,962	85,187	12
Cash and cash equivalents, end of year	$ 13,388	$ 32,962	$ 85,187

See notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands Except Share and Per Share Amounts)

Note 1. Summary of Significant Accounting Policies

Organization and Basis of Presentation Century Aluminum Company ("Century" or the "Company") is a holding company, whose principal subsidiaries are Century Aluminum of West Virginia, Inc. ("Century of West Virginia") and Century Kentucky, Inc. ("Century Kentucky"). Century of West Virginia operates a primary aluminum reduction facility in Ravenswood, West Virginia (the "Ravenswood facility"), and, through its wholly owned subsidiary Berkeley Aluminum, Inc. ("Berkeley"), holds a 49.67% interest in a partnership which operates a primary aluminum reduction facility in Mt. Holly, South Carolina (the "Mt. Holly facility") and a 49.67% undivided interest in the property, plant, and equipment comprising the Mt. Holly facility. The remaining interest in the partnership and the remaining undivided interest in the Mt. Holly facility are owned by Alumax of South Carolina, Inc., a subsidiary of Alcoa ("ASC"). ASC manages and operates the Mt. Holly facility pursuant to an Owners Agreement, prohibiting the disposal of the interest held by any of the owners without the consent of the other owners and providing for certain rights of first refusal. Pursuant to the Owners Agreement, each owner furnishes its own alumina, or alumina owned by an affiliate, for conversion to aluminum and is responsible for its pro rata share of the operating and conversion costs. During 2001, Century completed the acquisition of NSA Ltd. ("NSA"). NSA owns and operates an aluminum reduction operation in Hawesville, Kentucky (the "Hawesville facility"). Century Kentucky effectively owns an 80% interest in the Hawesville facility through NSA.

Prior to April 1996, the Company was an indirect, wholly owned subsidiary of Glencore International AG ("Glencore" and, together with its subsidiaries, the "Glencore Group"). In April 1996, the Company completed an initial public offering of its common stock. At December 31, 2001, the Glencore Group owned 38.6% of Century's common shares outstanding. During 2001, in connection with the Company's financing of the Hawesville acquisition, Glencore purchased 500,000 shares of the Company's convertible preferred stock for $25,000. Based upon its common and preferred stock ownership, the Glencore Group beneficially owns 42.5% of Century's common stock. Century and the Glencore Group enter into various transactions such as the purchase and sale of primary aluminum, alumina and metals risk management.

On September 21, 1999, the Company completed the sale to Pechiney Rolled Products, LLC, a Delaware limited liability company ("Pechiney"), of certain assets and the assumption of certain liabilities of Century of West Virginia's rolled products unit at Ravenswood, West Virginia (the "Rolling Business") and all of the issued and outstanding shares of common stock of Century Cast Plate, Inc. (together the "fabricating businesses"). The parties consummated the sale pursuant to the Stock and Asset Purchase Agreement dated July 26, 1999 (the "Purchase Agreement") by and among Century, Century of West Virginia and Pechiney. The aggregate purchase price for the fabricating businesses was $234,000. The purchase price was determined by arms-length negotiations between the parties. Century used a portion of the purchase price to repay all of its outstanding bank indebtedness.

Effective April 1, 2000, the Company by arms-length negotiations between the parties purchased an additional 23% interest in the Mt. Holly facility for cash consideration of $94,734. This purchase increased Century's ownership to 49.67%.

Effective April 1, 2001, Century completed the acquisition of NSA from Southwire Company, a privately-held wire and cable manufacturing company. NSA owns and operates the Hawesville facility. The purchase price was $466,800, plus the assumption of $7,815 in industrial revenue bonds, and is subject to adjustments for contingent considerations, see Footnote 12. Simultaneous with the closing, a subsidiary of Glencore effectively purchased a 20% interest in the Hawesville facility for $99,000 plus the assumption of a proportionate share of the Hawesville facility's industrial revenue bonds and post closing payments. The Glencore 20% interest consists of (1) title to the recently added fifth potline at the Hawesville facility, (2) a 20% undivided interest in all other assets of and rights relating to the Hawesville facility, other than the original four potlines and (3) a 20% ownership in a limited liability company (the "LLC") which is responsible for operating the Hawesville facility and which holds certain intangible and other assets of the Hawesville facility (including the alumina, power supply and union contracts). In connection with the Company's financing of the Hawesville acquisition, Glencore purchased 500,000 shares of the Company's convertible preferred stock for $25,000. Each share of convertible preferred stock entitles the holder to cumulative cash dividends of 8% per annum and may be converted, at the holder's option, into the Company's common stock at $17.92 per share. See Note 8 to the Consolidated Financial Statements.

The Company's historical results of operations included in the accompanying consolidated financial statements may not be indicative of the results of operations to be expected in the future.

Principles of Consolidation The consolidated financial statements include the accounts of Century Aluminum Company and its subsidiaries, after elimination of all significant intercompany transactions and accounts. Berkeley's interest in the Mt. Holly partnership is accounted for under the equity method. There are no material undistributed earnings in the Mt. Holly partnership.

With respect to NSA, the Company has recorded the property, plant and equipment that it owns directly (potlines one through four) on a 100% basis and has recorded its 80% undivided interest in the remaining property, plant and equipment (excluding the fifth potline which is owned directly by Glencore) on a proportionate basis. In each case its interest in the property, plant and equipment including the related depreciation, is recorded in accordance with Emerging Issues Task Force Issue No. 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." The Company has consolidated the assets and liabilities and related results of operations of the LLC and has reflected Glencore's 20% interest in the LLC as a minority interest.

Revenue Revenue is recognized when title, risk of loss and ownership passes to customers in accordance with contract terms. In some instances, the Company invoices customers prior to physical shipment of goods. In such instances, revenue is recognized only when the customer has specifically requested such treatment and has made a fixed commitment to purchase the product. The goods must be complete, ready for shipment and physically separated from other inventory with risk of ownership passing to the customer. The Company must retain no performance obligations and a delivery schedule must be obtained.

Included in net sales during 1999 are tolling fees that the Company earned from smelting, casting and fabricating material supplied by third-party customers. These fees are not related to primary aluminum shipments and, as such, are not present in 2000 and 2001 and will not be present in future years due to the sale of the fabricating businesses to Pechiney. Net sales include tolling fees of $2,045 for the year ended December 31, 1999. Sales returns and allowances are treated as a reduction of sales and are provided for based on historical experience and current estimates.

Cash and Cash Equivalents Cash equivalents are comprised of cash and short-term investments having maturities of less than 90 days at the time of purchase. The carrying amount of cash equivalents approximates fair value.

Accounts Receivable The accounts receivable-trade are net of an allowance for uncollectible accounts of $4,345 and $285 at December 31, 2001 and 2000, respectively.

Inventories Alumina and aluminum inventories are stated at the lower of cost (using the last-in, first-out ("LIFO") method) or market. The remaining inventories (operating and other supplies) are valued at the lower of average cost or market.

Property, Plant and Equipment Property, plant and equipment is stated at cost. Additions, renewals and improvements are capitalized. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses included in earnings. Maintenance and repairs are expensed as incurred. Depreciation of plant and equipment is provided for by the straight-line method over the following estimated useful lives:

Buildings and improvements	14 to 40 years
Machinery and equipment	5 to 22 years

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a separately identifiable, long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Intangible Asset The intangible asset consists of the power contract acquired in connection with the Hawesville acquisition. The contract value is being amortized over its term (10 years) using a method that results in annual amortization equal to the percentage of a given year's expected annual benefit to the total as applied to the total recorded value of the power contract. For the year ended December 31, 2001, amortization expense totaled $19,694 and accumulated amortization totaled $19,694.

Other Assets At December 31, 2001 and 2000, other assets consist primarily of the Company's investment in the Mt. Holly partnership, deferred financing costs, and deferred pension assets. Deferred financing costs are amortized on a straight-line basis over the life of the related financing.

The Company accounts for its 49.67% interest in the Mt. Holly partnership using the equity method of accounting. Additionally, the Company's 49.67% undivided interest in certain property, plant and equipment of the Mt. Holly facility is held outside of the partnership, and while the partnership is accounted for using the equity method, the undivided interest in these assets of the facility is accounted for in accordance with the Emerging Issues Task Force Issue No. 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." Accordingly, the undivided interest in these assets of the facility and the related depreciation is being accounted for on a proportionate gross basis.

Income Taxes The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In evaluating the Company's ability to realize deferred tax assets, the Company uses judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, both negative and positive, including the lack of historical earnings, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established.

Postemployment Benefits The Company provides certain postemployment benefits to former and inactive employees and their dependents during the period following employment, but before retirement. These benefits include salary continuance, supplemental unemployment and disability healthcare. Postemployment benefits are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits." The statement requires recognition of the estimated future cost of providing postemployment benefits on an accrual basis over the active service life of the employee.

Forward Delivery Contracts and Financial Instruments The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods. The Company also enters into fixed price financial sales contracts to be settled in cash to manage the Company's exposure to changing primary aluminum prices. These financial sales contracts have been designated as cash flow hedges as of January 1, 2001. To the extent such cash flow hedges are effective, unrealized gains and losses on the financial sales contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs when the realized gain or loss is recognized as revenue in the Statement of Operations. Prior to January 1, 2001, a change in market value of a financial sales contract had been recognized as a gain or loss in the period of change and recognized in the Statements of Operations as a gain or loss on forward contracts.

The Company has also entered into financial purchase contracts for natural gas to be settled in cash to manage the Company's exposure to changing natural gas prices. These financial purchase contracts have been designated as cash flow hedges as of January 1, 2001. To the extent such cash flow hedges are effective, unrealized gains and losses on the natural gas financial purchase contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs. Once the hedged transaction occurs, the realized gain or loss is recognized in cost of goods sold in the Statement of Operations. If future natural gas needs are revised lower than initially anticipated, the futures contracts associated with the reduction no longer qualify for deferral and are marked to market. Mark-to-market gains and losses are recorded in net gain (loss) on forward contracts in the period delivery is no longer deemed probable.

The effectiveness of the Company's hedges is measured by an historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If high correlation ceases to exist, then gains or losses will be recorded in net gain (loss) on forward contracts. To date, high correlation has always been achieved. As of December 31, 2001, the Company had a net deferred gain of $10,453 on its hedges.

Financial Instruments The Company's financial instruments (principally receivables, payables, debt and forward financial contracts) are carried at amounts that approximate fair value.

Concentration of Credit Risk Financial instruments, in addition to forward financial contracts, which potentially expose the Company to concentrations of credit risk, consist principally of cash investments and trade receivables. The Company places its cash investments with highly rated financial institutions. At times, such investments may be in excess of the FDIC insurance limit. With the sale of the fabricating businesses to Pechiney, the Company significantly reduced its customer base and thereby increased its concentrations of credit risk with respect to trade receivables. The Company routinely assesses the financial strength of its customers, but generally does not require collateral to support trade receivables.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation The Company has elected not to adopt the recognition provisions for employee stock-based compensation as permitted in SFAS No. 123, "Accounting for Stock-Based Compensation." As such, the Company accounts for stock based compensation in accordance with APB No. 25 "Accounting for Stock Issued to Employees."

New Accounting Standards Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended by SFAS No. 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of the changes in the fair value of the cash flow hedges are recognized in earnings. Effectiveness of hedges is measured by an historical and probable future high correlation of changes in the fair value of the hedging instrument with the changes in the fair value of the hedged item. If the correlation ceases to exist, hedge accounting will be terminated and gains and losses on forward financial sales contracts will be recorded as net gains (losses) on forward contracts in the Statement of Operations.

As of January 1, 2001, the Company's financial sales and purchase instruments were designated as cash flow hedges. There was no transition adjustment upon adoption. As of December 31, 2001, assets included $15,211, and accrued and other liabilities included $4,758, representing the fair value of the Company's financial sales and purchase instruments. Based on the fair value of the Company's financial sales and purchase instruments as of December 31, 2001, accumulated other comprehensive income of $2,048 is expected to be reclassified to earnings over the next twelve month period.

The Financial Accounting Standards Board (the "FASB") continues to identify and provide guidance on various implementation issues related to SFAS No's. 133 and 138 that are in varying stages of review and clearance by the FASB. The Company has adopted all FASB guidance that was required to be implemented by December 31, 2001. The Company is currently evaluating the impact of pending FASB guidance and has not determined if the ultimate resolution of those issues would have a material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company is evaluating the cumulative effect and ongoing impact of SFAS No. 141 on its financial position and results of operations. There have been no business acquisitions since the effective date of SFAS No. 141.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which became effective January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, SFAS No. 142 includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is evaluating the cumulative effect and ongoing impact of SFAS No. 142 on its financial position and results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is required to be adopted by the Company beginning January 1, 2003. The Company is currently assessing, but has not yet determined, the impact of SFAS No. 143 on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long Lived Assets." This statement addresses financial accounting and reporting for the impairment and disposal of long-lived assets. The standard became effective January 1, 2002. The Company is developing a plan to apply the provisions of this statement to its operations on an ongoing basis.

Note 2. Acquisitions and Dispositions

Effective April 1, 2001, the Company completed the acquisition of NSA, an entity that operates a 523-million-pounds-per-year aluminum reduction operation in Hawesville, Kentucky. The purchase price was $466,800 plus the assumption of $7,815 in industrial revenue bonds ("IRBs") and is subject to adjustments for contingent considerations, see Footnote 12. See Note 1 to the Consolidated Financial Statements for additional details relating to the Hawesville acquisition. The Company financed the Hawesville acquisition with: (i) proceeds from the sale of its Exchange Notes, see Note 5, (ii) proceeds from the sale of its Preferred Stock to Glencore, (iii) proceeds from the sale to Glencore of a 20% interest in the Hawesville facility, and (iv) available cash. The Glencore 20% interest consists of (1) title to the recently added fifth potline at the Hawesville facility, (2) a 20% undivided interest in all other assets of and rights relating to the Hawesville facility, other than the original four potlines and (3) a 20% ownership in the LLC which holds certain intangible and other assets of the Hawesville facility (the alumina, power supply, union contracts and obligations under the IRBs). Pursuant to the Owners' Agreement governing the Hawesville facility, Glencore is responsible for reimbursing the LLC for its 20% share of operating costs, has a first right of refusal if the Company seeks to sell its 80% interest in the Hawesville facility and has certain rights regarding approval of significant matters affecting the Hawesville facility. The Company accounted for the Hawesville acquisition using the purchase method of accounting. See Note 5 to the Consolidated Financial Statements for additional information about the financing of the Hawesville acquisition.

Effective April 1, 2000, Century, through its wholly owned indirect subsidiary Berkeley, increased its 26.67% undivided interest in the property, plant and equipment comprising the Mt. Holly facility to 49.67% by purchasing a 23% undivided interest from a subsidiary of Xstrata AG, ("Xstrata") a publicly traded Swiss company. As part of the purchase, Berkeley also acquired Xstrata's 23% interest in the general partnership which operates and maintains the Mt. Holly facility (the "Operating Partnership," and together with the Mt. Holly facility, the "Mt. Holly Assets"). Prior to Berkeley's purchase from Xstrata, it held a 26.67% interest in the Operating Partnership. Glencore is a major shareholder of Xstrata. The purchase was completed pursuant to an asset purchase agreement dated as of March 31, 2000 (the "Mt. Holly Purchase Agreement") by and between Berkeley and Xstrata. The aggregate purchase price for Xstrata's interest in Mt. Holly Assets was $94,734. Under the terms of the Mt. Holly Purchase Agreement, Berkeley also agreed to assume certain of Xstrata's obligations and liabilities relating to the Mt. Holly assets. Concurrent with the acquisition, the Company entered into a 10 year contract to sell to Glencore approximately 110 million pounds of primary aluminum produced at the Mt. Holly facility. During 2001, the price was variable and determined by reference to the LME market price for primary aluminum, while the remaining eight years of the contract will be at a fixed price. The terms of the Mt. Holly Purchase Agreement were determined through arms-length negotiations between the parties. The Company used available cash to complete the purchase and the acquisition was accounted for using the purchase method.

The following schedule represents the unaudited pro forma results of operations for the years ended December 31, 2001 and 2000 assuming the acquisitions occurred on January 1, 2000. The unaudited pro forma amounts may not be indicative of the results that actually would have occurred if the transactions described above had been completed and in effect for the periods indicated or the results that may be obtained in the future.

(unaudited)	2001	2000
Net sales	$740,846	$773,981
Net income (loss)	(14,427)	22,056
Net income (loss) available to common shareholders	(16,427)	20,056
Earnings (loss) per common share (Basic)	(0.80)	0.99
Earnings (loss) per common share (Diluted)	$ (0.80)	$ 0.98

Note 3. Inventories

Inventories, at December 31, consist of the following:

	2001	2000
Raw materials	$ 36,686	$ 27,784
Work-in-process	11,911	3,286
Finished goods	11,219	3,859
Operating and other supplies	15,401	9,152
	$ 75,217	$ 44,081

At December 31, 2001 and December 31, 2000, approximately 79% of inventories were valued at the lower of last-in, first-out ("LIFO") cost or market. The excess of first-in, first-out ("FIFO") cost over LIFO cost (or market, if lower) of inventory was approximately $3,374 at December 31, 2001 and approximately $490 at December 31, 2000. Inventory at December 31, 2001 and 2000 has been adjusted to estimated net realizable value or market. Results of operations include net charges of $5,166 and $1,631 for inventory adjustments for the periods ended December 31, 2001 and December 31, 2000, respectively. Cost of goods sold has been reduced by $1,759 for alumina sales to Glencore during 2000.

Note 4. Property, Plant and Equipment

Property, plant and equipment, at December 31, consist of the following:

	2001	2000
Land and improvements	$ 12,786	$ 11,935
Buildings and improvements	37,979	28,180
Machinery and equipment	503,566	236,146
Construction in progress	8,006	20,942
	562,337	297,203
Less accumulated depreciation	(136,331)	(112,677)
	$426,006	$184,526

For the years ended December 31, 2001 and 2000, the Company recorded depreciation expense of $24,739 and $14,395, respectively.

At December 31, 2001 and 2000, the cost of property, plant and equipment includes $136,877 and $136,349, respectively, and accumulated depreciation includes $35,397 and $28,376, respectively, representing the Company's undivided interest in the property, plant and equipment comprising the Mt. Holly facility.

At December 31, 2001, the cost of property, plant and equipment includes $256,915 and accumulated depreciation includes $12,629, representing the Company's interest in the property, plant and equipment comprising the Hawesville facility.

The Company has various operating lease commitments through 2005 relating to machinery and equipment. Expenses under all operating leases were $297, $310 and $1,077 for the years ended December 31, 2001, 2000 and 1999, respectively. There were no noncancelable operating leases as of December 31, 2001.

Note 5. Debt

Effective April 1, 2001, the Company entered into a $100,000 senior secured revolving credit facility (the "Revolving Credit facility") with a syndicate of banks. The Revolving Credit facility may be used for working capital needs, capital expenditures and other general corporate purposes. Borrowings under the Revolving Credit facility are subject to a $30,000 reserve and limited to a borrowing base based upon certain eligible inventory and receivables. The Company is subject to customary covenants, including restrictions on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments. The Company's obligations under the Revolving Credit facility are unconditionally guaranteed by its domestic subsidiaries (other than the LLC) and secured by a first priority security interest in all accounts receivable and inventory belonging to the Company and its subsidiary borrowers. Amounts outstanding under the Revolving Credit facility bear interest, at the Company's option, at either a floating LIBOR rate or Fleet National Bank's base rate, in each case plus an applicable interest margin. The applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of the Company. The Revolving Credit facility will mature on April 2, 2006. There were no outstanding borrowings under the Revolving Credit facility as of December 31, 2001.

Effective April 1, 2001, in connection with its acquisition of the Hawesville facility, the Company issued and sold $325,000 of its 11 3/4% senior secured first mortgage notes due 2008 (the "Notes") to certain institutional investors in a private placement under Rule 144A of the Securities Act of 1933. Payment obligations under the Notes are unconditionally guaranteed by all of the Company's material wholly owned direct and indirect subsidiaries (the "Guarantor Subsidiaries") and secured by mortgages and security interests granted by two of the Company's subsidiaries in all of their respective interests in the real property, plant and equipment comprising the Hawesville and Ravenswood facilities. At December 31, 2001, the Company had unamortized bond discounts on the Notes of $3,554. The indenture governing the notes contains customary covenants including limiting the Company's ability to pay dividends, incur debt, make investments, sell assets or stock of certain subsidiaries, and purchase or redeem capital stock. If the Company does not generate sufficient cumulative earnings, as defined in the Company's loan agreements, it would be required to suspend dividend distributions on or before 2003. As of December 31, 2001, $8.2 million of retained earnings was available for payment of dividends. The Note guarantees will rank equally in right of payment to the other senior indebtedness of the guarantors and senior in right of payment to all subordinated indebtedness of the guarantors.

In November 2001, the Company exchanged the Notes for a like principal amount of 11 3/4% senior secured first mortgage notes due 2008 (the "Exchange Notes"), which are registered under the Securities Act of 1933. The terms of the Exchange Notes are substantially similar to the Notes, except the Exchange Notes do not have the transfer restrictions and registration rights relating to the Notes. The Exchange Notes will not be listed on any securities exchange or included in any automated quotation system.

Effective April 1, 2001, in connection with its acquisition of the Hawesville facility, the Company assumed Industrial Revenue Bonds (IRB) in the aggregate principal amount of $7,815. Glencore has assumed a pro rata portion of that debt and will pay a pro rata portion of service costs of the IRBs through its investment in the Hawesville facility. The IRBs mature on April 1, 2028, are secured by a Glencore letter of credit and bear interest at a variable rate not to exceed 12% per annum determined weekly based on prevailing rates for similar bonds in the bond market. The interest rate on the IRBs at December 31, 2001 was 2.05%. Interest is paid quarterly. The IRBs are classified as current liabilities because they are remarketed weekly and could be required to be repaid upon demand if there is a failed remarketing, as provided in the indenture governing the IRBs.

During the year ended December 31, 1999, the Company recorded an extraordinary item of $1,362 related to the write-off of deferred bank fees.

Note 6. Composition of Certain Balance Sheet Accounts

(at December 31)	2001	2000
Accrued and Other Current Liabilities		
Income taxes	$ 7,245	$ 6,621
Accrued bond interest	8,168	–
Salaries, wages and benefits	8,977	4,453
Stock compensation	539	1,947
Other	9,136	4,718
	$ 34,065	$ 17,739
Accrued Employee Benefit Costs—Current Portion		
Postretirement benefits	$ 2,871	$ 2,100
Employee benefits cost	4,929	2,724
	$ 7,800	$ 4,824
Other Liabilities		
Workers' compensation	$ 7,162	$ 6,191
Other	3,535	369
	$ 10,697	$ 6,560

Century of West Virginia and Century of Kentucky are self-insured for workers' compensation, except that Century of West Virginia has certain catastrophic coverage that is provided under State of West Virginia insurance programs. The liability for self-insured workers' compensation claims has been discounted at 6% at December 31, 2001 and 2000. The components of the liability for workers' compensation at December 31 are as follows:

	2001	2000
Undiscounted liability	$ 13,398	$ 11,466
Less discount	3,871	3,249
	$ 9,527	$ 8,217

Note 7. Pension and Other Postretirement Benefits

Pension Benefits The Company maintains noncontributory defined benefit pension plans for its Ravenswood facility and substantially all of the Company's salaried employees. For salaried employees, plan benefits are based primarily on years of service and average compensation during the later years of employment. For hourly employees at the Ravenswood facility, plan benefits are based primarily on a formula that provides a specific benefit for each year of service. The Company's funding policy is to contribute annually an amount based upon actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of ERISA. Plan assets consist principally of U.S. equity securities, growth funds and fixed income accounts. As explained in Note 12, the Company agreed to make additional contributions to the hourly plan for the Ravenswood facility in connection with the initial public offering of the Company's common stock. In addition, the Company provides supplemental executive retirement benefits ("SERB") for its executive officers.

The hourly employees at the Hawesville facility are part of a USWA sponsored multi-employer plan. The Company's contributions to the plan are determined at a fixed rate per hour worked. During the year ended December 31, 2001, the Company contributed $771 to the plan, and had no outstanding liability at year-end.

Other Postretirement Benefits (OPEB) In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits for substantially all retired employees. The Company accounts for these plans in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the Company to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. The Company funds these benefits as the retirees submit claims.

The change in benefit obligations and change in plan assets as of December 31 are as follows:

	2001		2000	
	Pension	OPEB	Pension	OPEB
Change in benefit obligation				
Benefit obligation at beginning of year	$ 42,100	$ 52,645	$ 36,483	$ 41,146
Service cost	2,501	2,879	1,212	1,697
Interest cost	3,149	5,237	2,719	3,658
Acquisition of businesses	–	18,562	–	–
Plan changes	3,767	–	2,015	(1,978)
(Gains) losses	(1,194)	7,250	1,956	10,665
Benefits paid	(2,679)	(2,798)	(2,285)	(2,543)
Benefit obligation at end of year	$ 47,644	$ 83,775	$ 42,100	$ 52,645
Change in plan assets				
Fair value of plan assets at beginning of year	$ 39,822	$ –	$ 40,724	$ –
Actual return on plan assets	(1,519)	–	(1,005)	–
Employer contributions	4,254	2,798	2,388	2,543
Benefits paid	(2,679)	(2,798)	(2,285)	(2,543)
Fair value of assets at end of year	$ 39,878	$ –	$ 39,822	$ –
Funded status of plans				
Funded status	$ 7,766	$ 83,775	$ 2,278	$ 52,645
Unrecognized actuarial gain (loss)	(2,644)	(17,014)	1,409	(10,450)
Unrecognized transition obligation	(581)	–	(755)	–
Unrecognized prior service cost	(7,601)	1,737	(4,951)	2,075
Net liability (asset) recognized	$ (3,060)	$ 68,498	$ (2,019)	$ 44,270

The hourly pension plan for the employees of the Ravenswood facility had an aggregate benefit obligation of $30,867 and $31,366 and an aggregate fair value of plan assets of $33,495 and $34,430 at December 31, 2001 and 2000, respectively. The salaried pension plan and SERB had an aggregate benefit obligation of $16,777 and $10,734 and an aggregate fair value of plan assets of $6,383 and $5,392 at December 31, 2001 and 2000, respectively. There are no plan assets in the SERB due to the nature of the plan.

Net periodic benefit costs were comprised of the following elements:

	Year ended December 31,					
	2001		2000		1999	
	Pension	OPEB	Pension	OPEB	Pension	OPEB
Service cost	$ 2,501	$ 2,879	$ 1,212	$ 1,697	$ 2,625	$ 2,956
Interest cost	3,149	5,237	2,719	3,658	8,005	8,160
Expected return on plan assets	(3,663)	–	(3,601)	–	(10,323)	–
Net amortization and deferral	1,226	339	416	207	1,010	732
Net periodic cost	$ 3,213	$ 8,455	$ 746	$ 5,562	$ 1,317	$ 11,848

The following assumptions were used in the actuarial computations at December 31:

	2001	2000	1999
Discount rate	7.25%	7.25%	7.50%
Rate of increase in future compensation levels:			
Hourly pension plan	4.00%	4.00%	4.00%
Salaried pension plan	4.00%	4.00%	4.00%
Long term rate of return on pension plan assets	9.00%	9.00%	9.00%

For measurement purposes, a 6.00% annual rate increase in the per capita cost of covered health care benefits was assumed for each year. The rates were assumed to remain at 6.00% for 2002 and thereafter.

A one-percentage-point increase in the assumed rate of inflation in future medical costs would increase the postretirement benefit obligation at December 31, 2001 by $13.1 million and would increase aggregate 2001 service and interest cost by $1.7 million. A one-percentage-point decrease in the assumed rate of inflation in future medical costs would decrease the postretirement benefit obligation at December 31, 2001 by $10.4 million and would decrease aggregate 2001 service and interest cost by $1.3 million.

The Company sponsors a tax-deferred savings plan under which eligible employees may elect to contribute specified percentages of their compensation with the Company providing matching contributions of 60% of the first 6% of a participant's annual compensation contributed to the savings plan. One-half of the Company's contribution is invested in the common stock of Century and one-half of the Company's contribution is in cash. Company contributions to the savings plan were $484, $241 and $585 for the years ended December 31, 2001, 2000 and 1999, respectively. Shares of common stock of the Company may be sold at any time. Employees are considered fully vested in the plan upon completion of two years of service. A year of service is defined as a plan year in which the employee works at least 1,000 hours.

Note 8. Shareholders' Equity

Preferred Stock Under the Company's Restated Certificate of Incorporation, the Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, with a par value of one cent per share, in one or more series. The authorized but unissued preferred shares may be issued with such dividend rates, conversion privileges, voting rights, redemption prices and liquidation preferences as the Board of Directors may determine, without action by shareholders.

On April 2, 2001, the Company issued to Glencore 500,000 shares of its 8.0% cumulative convertible preferred stock (the "Preferred Stock") for a cash purchase price of $25,000. The Preferred Stock has a par value per share of $0.01, a liquidation preference of $50 per share and ranks junior to the Exchange Notes, the IRBs, borrowings under the Revolving Credit facility and all of the Company's other existing and future debt obligations. Following is a summary of the principal terms of the Preferred Stock:

Dividends The holders of the Preferred Stock are entitled to receive fully cumulative cash dividends at the rate of 8% per annum per share accruing daily and payable when declared quarterly in arrears.

Optional Conversion Each share of Preferred Stock may be converted at any time, at the option of the holder, into shares of the Company's common stock, at a price of $17.92, subject to adjustment for stock dividends, stock splits and other specified corporate actions.

Voting Rights The holders of Preferred Stock have limited voting rights to approve: (1) any action by the Company which would adversely affect or alter the preferences and special rights of the Preferred Stock, (2) the authorization of any class of stock ranking senior to, prior to or ranking equally with the Preferred Stock, and (3) any reorganization or reclassification of the Company's capital stock or merger or consolidation of the Company.

Optional Redemption After the third anniversary of the issue date, the Company may redeem the Preferred Stock, at its option, for cash at a price of $52 per share, plus accrued and unpaid dividends to the date of redemption, declining ratably to $50 per share at the end of the eighth year.

Transferability The Preferred Stock is freely transferable in a private offering or any other transaction which is exempt from, or not subject to, the registration requirements of the Securities Act of 1933 and any applicable state securities laws.

Note 9. Stock Based Compensation

1996 Stock Incentive Plan The Company adopted the 1996 Stock Incentive Plan (the "Stock Incentive Plan") for the purpose of awarding performance share units and granting qualified incentive stock options and nonqualified stock options to salaried officers and other key employees of the Company. The Stock Incentive Plan has a term of 10 years from its effective date. The number of shares available under the Stock Incentive Plan is 2,000,000. Granted stock options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates, and have a term of 10 years.

The Company awarded 460,000 service-based performance share units at the time of the initial public offering and 60,500 units during 2000, for no consideration. In addition, 20,182 performance-based shares were awarded in 2001. The service-based performance share units represent the right to receive common stock, on a one-for-one basis on their vesting dates. The value of the service-based performance share units is $13 per share for the initial award, $13.92 per share, and $12.86 per share for the units awarded in 2001 and 2000, respectively. The value of the 460,000 units granted in 1996 was charged to compensation expense over their 5-year vesting period, which was one-third at the end of each of the third, fourth and fifth anniversary dates. The value of the 60,500 units granted in 2000 is being charged to compensation expense over their 3-year vesting period which is one-third at January 1, 2001, 2002 and 2003, respectively. The value of the 20,182 units granted in 2001 was charged to compensation expense in 2001. During 2001, the final one-third (156,836) of the service-based performance shares became vested and were converted to Common Stock.

The Stock Incentive Plan, as presently administered, provides for additional grants upon the passage of time or the attainment of certain established performance goals. As of December 31, 2001, approximately 273,000 performance share units have been authorized and will vest upon the attainment of the performance goals.

The Company recognized $519, $988 and $1,623 of expense related to the Stock Incentive Plan in 2001, 2000 and 1999, respectively. The service based performance share units do not affect the issued and outstanding shares of common stock until conversion at the end of the vesting periods. However, the service based performance share units are considered common stock equivalents and therefore are included, using the treasury stock method, in average common shares outstanding for diluted earnings per share computations. Goal based performance share units are not considered common stock equivalents until it becomes probable that performance goals will be obtained.

The Company applies APB Opinion 25 and related interpretations in accounting for the 1996 Stock Incentive Plan. Accordingly, no compensation cost has been recognized for the stock option portions of the plan. Had compensation cost for the Stock Incentive Plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have changed to the pro forma amounts indicated below:

	2001	2000	1999
Net Income (loss)			
As Reported	$ (15,202)	$ 25,305	$ 3,919
Pro Forma	$ (15,291)	$ 25,115	$ 4,074
Basic earnings (loss) per share			
As Reported	$ (0.74)	$ 1.25	$ 0.19
Pro Forma	$ (0.75)	$ 1.24	$ 0.20
Diluted earnings (loss) per share			
As Reported	$ (0.74)	$ 1.24	$ 0.19
Pro Forma	$ (0.75)	$ 1.23	$ 0.20

Non-Employee Directors Stock Option Plan The Company adopted a non-employee directors stock option plan for the purpose of granting non-qualified stock options to non-employee directors. The number of shares available under this plan is 200,000, of which options for 115,000 shares have been awarded. The initial options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates. Subsequent options vest one-fourth each calendar quarter. Each option granted under this plan will be exercisable for a period of 10 years from the date of grant.

A summary of the status of the Company's Stock Incentive Plan and the Non-Employee Directors Stock Option Plan as of December 31, 2001, 2000 and 1999 and changes during the year ended on those dates is presented below:

	2001		2000		1999	
Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	603,600	$ 12.77	530,200	$ 13.19	609,900	$ 13.15
Granted	34,500	13.60	73,400	10.45	23,500	9.26
Exercised	(35,333)	12.55	–	–	(333)	8.63
Forfeited	(7,500)	13.78	–	–	(102,867)	12.58
Outstanding at end of year	595,267	$ 12.82	603,600	$ 12.77	530,200	$ 13.19

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$14.50 to $16.72	62,000	6.4 years	$ 15.66	51,000	$ 15.73
$11.50 to $14.49	474,300	4.6 years	$ 13.02	457,968	$ 13.01
$ 7.03 to $11.49	58,967	8.6 years	$ 8.21	31,501	$ 8.48

The following table provides summarized information for securities authorized for issuance under equity compensation plans.

Plan category	Number of shares to be issued upon exercise of outstanding options	Weighted Average Exercise Price	Restricted Shares—Performance Shares	Number of shares remaining available for future issuance under equity compensation plans, excluding outstanding options
Equity compensation plans approved by security holders	595,267	$ 12.82	272,840	780,338
Equity compensation plans not approved by security holders	–	–	–	–
Total	595,267	$ 12.82	272,840	780,338

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

	2001	2000	1999
Weighted average fair value per option granted during the year	$ 4.04	$ 4.05	$ 2.77
Dividends per quarter	$ 0.05	$ 0.05	$ 0.05
Risk-free interest rate	4.55%	6.47%	5.54%
Expected volatility	30%	30%	30%
Expected lives (in years)	5	5	5

Note 10. Earnings (Loss) Per Share

Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding. Basic and diluted earnings (loss) per share for income (loss) available to common shareholders for the years ended December 31, 2001, are as follows (shares in thousands):

	2001	2000	1999
Basic earnings (loss) per share:			
Numerator:			
Net income (loss) available to common shareholders	$ (15,202)	$ 25,305	$ 3,919
Denominator:			
Average common shares outstanding	20,473	20,308	20,202
Basic earnings (loss) per share	$ (0.74)	$ 1.25	$ 0.19
Diluted earnings (loss) per share:			
Numerator:			
Net income (loss) available to common shareholders	$ (15,202)	$ 25,305	$ 3,919
Denominator:			
Average common shares outstanding	20,473	20,308	20,202
Effect of dilutive securities:			
Stock options and performance awards	–	170	155
Common shares outstanding, assuming dilution	20,473	20,478	20,357
Diluted earnings (loss) per share	$ (0.74)	$ 1.24	$ 0.19

There were 595 thousand and 536 thousand shares of common stock issuable under the Company's stock option plan that were excluded in 2001 and 2000, respectively, from the computation of dilutive EPS because of their antidilutive effect. In addition, convertible preferred stock, convertible at the holder's option into Company common stock at $17.92 per share was not included in the computation of dilutive EPS because of their antidilutive effect.

Note 11. Income Taxes

Significant components of the income tax expense from continuing operations consist of the following:

	Year ended December 31,		
	2001	2000	1999
Federal:			
Current benefit (expense)	$ (107)	$ 656	$ 18,850
Deferred (expense) benefit	8,840	(10,101)	(19,183)
State:			
Current benefit (expense)	(10)	491	2,544
Deferred (expense) benefit	1,308	(2,347)	(2,839)
Total income tax benefit (expense)	$ 10,031	$ (11,301)	$ (628)

Income tax expense for the years ended December 31, 2001, 2000 and 1999 include reductions in estimated income taxes payable of $0, $2,400 and $1,500, respectively.

A reconciliation of the statutory U.S. Federal income tax rate to the effective income tax rate on income (loss) from continuing operations is as follows:

	2001	2000	1999
Federal statutory rate	35%	35%	35%
Effect of:			
Permanent differences	-	1	(2)
State taxes, net of Federal benefit	3	3	3
Other	-	(8)	(25)
	38%	31%	11%

Permanent differences primarily relate to the Company's meal and entertainment disallowance and other nondeductible expenses.

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2001	2000
Federal		
Deferred federal tax assets:		
Accrued postretirement benefit cost	$ 8,273	$ 1,035
Accrued liabilities	4,133	5,196
Federal NOL carried forward	26,796	–
Inventory writedown	3,832	–
General business credit	165	165
Deferred federal tax assets	43,199	6,396
Deferred federal tax liabilities:		
Tax over financial statement depreciation	(69,572)	(23,018)
Equity contra—other comprehensive income	(3,412)	–
Inventory basis	(4,866)	–
Net deferred federal tax liability	(34,651)	(16,622)
State		
Deferred state tax assets:		
Accrued postretirement benefit cost	1,182	148
Accrued liabilities	290	680
Inventory writedown	547	–
State NOL carried forward	2,133	1,222
Deferred state tax assets	4,152	2,050
Deferred state tax liabilities:		
Tax over financial statement depreciation	(9,938)	(3,288)
Equity contra—other comprehensive income	(289)	–
Inventory basis	(695)	–
Net deferred state tax (liability) asset	(6,770)	(1,238)
Net deferred tax liability	$ (41,421)	$ (17,860)

Of the $41,421 net deferred tax liability at December 31, 2001, $1,879 is included in current liabilities. Of the $17,860 net deferred tax liability at December 31, 2000, $4,265 is included in current assets. At December 31, 2001, the Company has a $77.0 million federal net operating loss carryforward that expires in 2022. Additionally, the Company has various state net operating loss carryforwards totaling $42.0 million which begin to expire in 2010.

Note 12. Contingencies and Commitments

Environmental Contingencies The Company spends significant amounts to comply with environmental laws and to assure compliance with known and anticipated requirements. The Company believes it does not have environmental liabilities that are likely to have a material adverse effect on the Company. However, there can be no assurance that future requirements at currently or formerly owned properties will not result in liabilities which may have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Century of West Virginia is performing certain remedial measures at its Ravenswood facility pursuant to a RCRA 3008(h) order issued by the Environmental Protection Agency ("EPA") in 1994 (the "3008(h) Order"). Century of West Virginia also conducted a RCRA facility investigation ("RFI") evaluating other areas at Ravenswood that may have contamination requiring remediation. The RFI was submitted to the EPA in December 1999. Century of West Virginia, in consultation with the EPA, is carrying out interim remediation measures at two sites identified in the RFI. The Company expects that it will complete work on these two sites by the end of 2002 and that the EPA will not require further work as a result of the RFI. The Company believes a significant portion of the contamination on the two identified sites is attributable to the operations of a prior owner and will be the financial responsibility of that owner, as discussed below.

Kaiser owned and operated the Ravenswood facility for approximately 30 years before the Company purchased it. Many of the conditions that Century of West Virginia is remedying exist because of activities that occurred during Kaiser's ownership and operation. Under the terms of the Company's agreement to purchase the Ravenswood facility ("Kaiser Purchase Agreement"), Kaiser retained the responsibility to pay the costs of cleanup of those conditions. In addition, Kaiser retained title to certain land within the Ravenswood premises and is responsible for those areas. On February 12, 2002, Kaiser and certain wholly owned subsidiaries filed voluntary petitions under Chapter 11 of the Federal Bankruptcy Code ("Kaiser Bankruptcy"). While the Company believes the Kaiser Bankruptcy will not relieve Kaiser of its obligations to do remediation work under government orders, the ultimate outcome of the Kaiser Bankruptcy is uncertain. Nevertheless, the Company does not expect the Kaiser Bankruptcy to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Under the terms of the Company's agreement to sell its fabricating businesses to Pechiney (the "Pechiney Agreement"), the Company and Century of West Virginia provided Pechiney with certain indemnifications. Those include the assignment of certain of Century of West Virginia's indemnification rights under the Kaiser Purchase Agreement (with respect to the real property transferred to Pechiney) and the Company's indemnification rights under its stock purchase agreement with Alcoa relating to the Company's purchase of Century Cast Plate, Inc. The Pechiney Agreement provides further indemnifications, which are limited, in general, to pre-closing conditions that were not disclosed to Pechiney and to off-site migration of hazardous substances from pre-closing acts or omissions of Century of West Virginia. Environmental indemnifications under the Pechiney Agreement expire September 20, 2005 and are payable only to the extent they exceed $2,000.

The Hawesville facility has been listed on the National Priorities List under the federal Comprehensive Environmental Response, Compensation and Liability Act. On July 6, 2000, the EPA issued a final Record of Decision ("ROD") which details response actions to be implemented at several locations at the Hawesville site to address actual or threatened releases of hazardous substances. Those actions include:

- removal and off-site disposal at approved landfills of certain soils contaminated by polychlorinated biphenyls ("PCBs");
- management and containment of soils and sediments with low PCB contamination in certain areas on-site; and
- the continued extraction and treatment of cyanide contaminated ground water using the existing ground water treatment system.

The total costs for the remedial actions to be undertaken and paid for by Southwire relative to this site are estimated under the ROD to be $12,600 and the forecast of annual operating and maintenance costs is $1,200. Under the Company's agreement with Southwire to purchase NSA, Southwire indemnified the Company against all on-site environmental liabilities known to exist prior to the closing of the acquisition, including all remediation, operation and maintenance obligations under the ROD. On behalf of Southwire, Century will operate and maintain the ground water treatment system required under the ROD. Southwire will reimburse Century for any such expense that exceeds $400 annually. Under the terms of the Company's agreements with Glencore relating to the Company's ownership and operation of the Hawesville facility, Glencore will share pro rata in any environmental costs (net of any amounts available under the indemnity provisions in the Company's stock purchase agreement with Southwire) associated with the Hawesville facility.

If on-site environmental liabilities relating to NSA's pre-closing activities that were not known to exist as of the date of the closing of the acquisition become known within six years after the closing, the Company and Glencore, based on each company's respective percentage interests in the Hawesville facility, will share the costs of remedial action with Southwire on a sliding scale depending on the year the claim is brought. Any on-site environmental liabilities arising from pre-closing activities which do not become known until on or after the sixth anniversary of the closing of the Hawesville acquisition will be the responsibility of Glencore and the Company. In addition, the Company and Glencore will be responsible for a pro rata portion of any post-closing environmental costs which result from a change in environmental laws after the closing or from their own activities, including a change in the use of the facility.

The Company acquired NSA by purchasing all of the outstanding equity securities of its parent company, Metalsco, which was a wholly owned subsidiary of Southwire. Metalsco previously owned certain assets which are unrelated to NSA, including the stock of Gaston Copper Recycling Corporation ("Gaston"), a secondary metals reduction facility in South Carolina. Gaston has numerous liabilities related to environmental conditions at its reduction facility. Gaston and all other non-NSA assets owned at any time by Metalsco were identified in the Company's agreement with Southwire as unwanted property and were distributed to Southwire prior to the closing of the Hawesville acquisition. Southwire indemnified the Company for all liabilities related to the unwanted property. Southwire also retained ownership of certain land adjacent to the Hawesville facility containing NSA's former potliner disposal areas, which are the sources of cyanide contamination in the facility's groundwater. Southwire retained full responsibility for this land, which was never owned by Metalsco and is located on the north boundary of the Hawesville site. In addition, Southwire indemnified the Company against all risks associated with off-site hazardous material disposals by NSA which pre-date the closing of the acquisition.

Under the terms of the Company's agreement to purchase NSA, Southwire secured its indemnity obligations for environmental liabilities for seven years after the closing by posting a $15,000 letter of credit issued in the Company's favor, with an additional $15,000 to be posted if Southwire's net worth drops below a pre-determined level during that period. The Company's indemnity rights under the agreement are shared pro rata with Glencore. The amount of security Southwire provides may increase (but not above $15,000 or $30,000, as applicable) or decrease (but not below $3,000) if certain specified conditions are met. The Company cannot be certain that Southwire will be able to meet its indemnity obligations. In that event, under certain environmental laws which impose liability regardless of fault, the Company may be liable for any outstanding remedial measures required under the ROD and for certain liabilities related to the unwanted properties. If Southwire fails to meet its indemnity obligations or if the Company's shared or assumed liability is significantly greater than anticipated, the Company's financial condition, results of operations and liquidity could be materially adversely affected.

The Company, together with all other past and present owners of an alumina facility at St. Croix, Virgin Islands, has entered into an Administrative Order on Consent with the Environmental Protection Agency (the "Order") pursuant to which the signatories have agreed to carry out a Hydrocarbon Recovery Plan to remove and manage oil floating on top of groundwater underlying the facility. Recovered hydrocarbons and groundwater will be delivered to the adjacent petroleum refinery where they will be received and managed. The owner of the petroleum refinery will compensate the other signatories by paying them the fair market value for the petroleum recovered. Lockheed Martin Corporation ("Lockheed"), which sold the facility to one of the Company's affiliates, Virgin Islands Alumina Corporation ("Vialco"), in 1989, has tendered indemnity and defense of this matter to Vialco pursuant to terms of the Lockheed-Vialco Asset Purchase Agreement. The Company also gave certain environmental indemnity rights to St. Croix Alumina, LLC ("St. Croix"), an indirect affiliate of Alcoa, Inc., when it sold the facility to St. Croix. Those rights extend only to environmental conditions arising from Vialco's operation of the facility and then only after St. Croix has spent $300 on such conditions. Vialco's indemnification obligation to St. Croix expired on July 24, 2001. Management does not believe Vialco's liability under this Order or its indemnification obligation to St. Croix, if any, will have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

It is the Company's policy to accrue for costs associated with environmental assessments and remedial efforts when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. The aggregate environmental related accrued liabilities were $1,800 and $900 at December 31, 2001 and December 31, 2000, respectively. All accruals have been recorded without giving effect to any possible recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, such costs are expensed as incurred.

Because of the issues and uncertainties described above, and the Company's inability to predict the requirements of the future environmental laws, there can be no assurance that future capital expenditures and costs for environmental compliance will not have a material adverse effect on the Company's future financial condition, results of operations, or liquidity. Based upon all available information, management does not believe that the outcome of these environmental matters, or environmental matters concerning Mt. Holly, will have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Legal Contingencies Century of West Virginia was a named defendant (along with many other companies) in approximately 2,362 civil actions brought by employees of third party contractors who allege asbestos-related diseases arising out of exposure at facilities where they worked, including Ravenswood. All of those actions relating to the Ravenswood facility have been settled as to the Company and as to Kaiser. Only 14 plaintiffs were able to show they had been on the Ravenswood premises during the period the Company owned the plant, and the Company has agreed to settle all of those claims for non-material amounts. The Company is awaiting receipt of final documentation of those settlements and entry of dismissal orders. The Company does not expect the Kaiser Bankruptcy will have any effect on the settlements it has reached on asbestos claims.

The Company has pending against it or may be subject to various other lawsuits, claims and proceedings related primarily to employment, commercial, environmental and safety and health matters. Although it is not presently possible to determine the outcome of these matters, management believes their ultimate disposition will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

In August 1999, an illegal, one-day work stoppage temporarily shut down one of the Company's four production lines at the Ravenswood facility. The cost of this work stoppage is estimated to be approximately $10,000 including equipment damaged as a result of the production line shutdown. During 2000, the Company filed a claim with its insurance carrier for business interruption and equipment damage relative to the work stoppage and received partial settlement of approximately

$6,100. During 2001, the Company received an additional $3,365 as final settlement of the claim.

Power Commitments The Company purchases all of the electricity requirements for the Ravenswood facility from Ohio Power Company pursuant to a fixed price power supply agreement. That agreement expires on July 31, 2003. American Electric Power Company (the parent of Ohio Power Company) has advised the Company that the Company is eligible to enter into a new fixed-price power supply agreement with Ohio Power upon the termination of its existing agreement. The new agreement, the terms of which are established by a tariff approved by the Public Utilities Commission of Ohio, would expire not later than December 31, 2005. The tariff was created pursuant to a requirement of the State of Ohio's electric power deregulation act and will govern electrical power service during a transitional period in which competitive power markets are expected to be developed.

Power for the Mt. Holly facility is provided under a contract with the South Carolina Public Service Authority that expires on December 31, 2005. That contract provides pricing fixed by Authority Rate Schedules and Clauses (including a fuel cost adjustment clause). The Hawesville facility currently purchases all of its power from Kenergy Corp., a local retail electric cooperative, under a series of power supply contracts. Kenergy acquires the power it provides to the Hawesville facility under fixed-price contracts with a subsidiary of LG&E Energy Corp., with delivery guaranteed by LG&E. Approximately 72% of the power is purchased from Kenergy at fixed prices under a contract which runs through 2010. The remaining 28% is purchased under other fixed price contracts with Kenergy which become unpriced at various times from 2003 to 2005.

The Company is also subject to losses associated with equipment shutdowns, caused by the loss or interruption of electrical power, as well as by labor shortages and catastrophic events. Power interruptions may have a material adverse effect on the Company's business because it uses large amounts of electricity in the primary aluminum production process. Any loss of power which causes an equipment shutdown can result in the hardening or "freezing" of molten aluminum in the pots where it is produced. If this occurs, significant losses can occur if the pots are damaged and require repair or replacement, a process that could limit or shut down the Company's production operations for a significant period of time. Certain shutdowns not covered by insurance could be a default under the revolving credit facility. No assurance can be given that a material shutdown will not occur in the future or that such a shutdown would not have a material adverse effect on the Company.

Although the Company maintains property damage insurance to provide for the repair or replacement of damaged equipment or property, as well as business interruption insurance to mitigate losses resulting from any equipment failure or production shutdown caused by a catastrophic event, the Company may still be required to pay significant amounts under the deductible provisions of those insurance policies. In addition, coverage may not be sufficient to cover all losses which result from a catastrophic event. Furthermore, Century maintains insurance to cover losses resulting from damage to the Company's power suppliers' facilities, or transmission lines that would cause an interruption of the power supply to the Company's facilities. This insurance contains large deductibles and self-insured amounts and does not cover losses resulting from a power loss due solely to lack of sufficient electrical power resulting from unusually high usage in the regions. The market for property and business interruption insurance has tightened considerably since September 11, 2001. As a result, Century expects to pay significantly higher premiums for these policies upon renewal in April, 2002. In addition, these renewal policies are likely to contain higher deductibles and self retention amounts than the expiring policies.

Labor Commitments Century of West Virginia's hourly employees, which comprise 39% of the Company's workforce are represented by the USWA and are currently working under a four-year labor agreement that would have expired May 31, 2003. On March 8, 2002, the labor agreement was extended through May 31, 2006.

The Hawesville LLC's hourly employees, which comprise 41% of the Company's workforce, are represented by the USWA and are currently working under a five-year labor agreement effective April 1, 2001.

Other Commitments On January 23, 1996, the Company and the Pension Benefit Guaranty Corporation ("PBGC") entered into an agreement (the "PBGC Agreement") which provided that the Company make scheduled cash contributions to its pension plan for hourly employees in 1996, 1997, 1998, and 1999. The Company made its scheduled contributions for each of the years. As part of the agreement, the Company had granted the PBGC a first priority security interest in (i) the property, plant, and equipment at its Century of West Virginia facility and (ii) all of the outstanding shares of Berkeley. On February 2, 2001 the agreement with the PBGC, dated January 23, 1996, was terminated and the PBGC agreed to release its first priority security interest.

The Company may be required to make post-closing payments to Southwire up to an aggregate maximum of $7,000 if the price of primary aluminum on the London Metal Exchange ("LME") exceeds specified levels during the seven years following closing of the Hawesville acquisition. Glencore will be responsible for its pro-rata portion of any post-closing payments made to Southwire.

Note 13. Forward Delivery Contracts and Financial Instruments

As a producer of primary aluminum products, the Company is exposed to fluctuating raw material and primary aluminum prices. The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods.

In connection with the sale of its aluminum fabricating businesses to Pechiney in September 1999, the Company entered into a Molten Aluminum Purchase Agreement (the "Pechiney Metal Agreement") with Pechiney that expires July 31, 2003 with provisions for extension. Pursuant to the Pechiney Metal Agreement, Pechiney purchases, on a monthly basis, at least 23.0 million pounds and no more than 27.0 million pounds of molten aluminum at a price determined by a market-based formula.

Concurrent with the Company's purchase of an additional 23% interest in the Mt. Holly facility from Xstrata, effective April 1, 2000, the Company entered into a 10-year agreement with Glencore (the "Glencore Metal Agreement") to sell approximately 110 million pounds of primary aluminum products per year. Selling prices of the Glencore Metal Agreement through December 31, 2001 are determined by a market-based formula while the remaining eight years are at a fixed price as defined in the agreement.

In connection with the Hawesville acquisition in April 2001, the Company entered into a 10-year contract with Southwire (the "Southwire Metal Agreement") to supply 240 million pounds of high-purity molten aluminum annually to Southwire's wire and cable manufacturing facility located adjacent to the Hawesville facility. Under this contract, Southwire will also purchase 60 million pounds of standard grade molten aluminum each year for the first five years of the contract, with an option to purchase an equal amount in each of the remaining five years. Assuming the option is exercised, this represents approximately 57% of the production capacity of the Hawesville facility through the duration of the contract. The Company and Glencore will each be responsible for providing a pro rata portion of the aluminum supplied to Southwire under this contract. The price for the molten aluminum to be delivered to Southwire from the Hawesville facility is variable and will be determined by reference to the U.S. Midwest Market Price. This agreement expires on December 31, 2010, and will automatically renew for additional five-year terms, unless either party provides 12 months notice that it has elected not to renew.

Apart from the Pechiney Metal Agreement, Glencore Metal Agreement and Southwire Metal Agreement, the Company had forward delivery contracts to sell 377.1 million pounds and 50.3 million pounds of primary aluminum at December 31, 2001 and December 31, 2000, respectively. Of these forward delivery contracts, 25.5 million pounds and 14.7 million pounds at December 31, 2001 and December 31, 2000, respectively, were with the Glencore Group.

The Company was party to a long-term supply agreement to purchase 936 million pounds of alumina annually through the end of 2001. Beginning on January 1, 2002, that agreement was replaced by new long-term alumina supply agreements with Glencore which terminate on December 31, 2006. These new agreements provide that Glencore will supply a fixed quantity of alumina at prices determined by a market-based formula. In addition, as part of its acquisition of an additional 23% interest in the Mt. Holly facility, the Company assumed an alumina supply agreement with Glencore for its alumina requirements relative to the additional interest. This agreement terminates in 2008 and is priced with a market-based formula. As part of its acquisition of NSA, the Company assumed an alumina supply agreement with Kaiser. That agreement expires in 2005 and is a variable-priced market based contract. The Company has received assurances from Kaiser management that Kaiser will continue to perform under this alumina supply agreement, and the Company is seeking to have the contract assumed through the bankruptcy process, but there can be no assurance the Company will be successful.

To mitigate the volatility in its market priced forward delivery contracts, the Company enters into fixed price financial sales contracts, which settle in cash in the period corresponding to the intended delivery dates of the forward delivery contracts.

At December 31, 2001 and December 31, 2000, the Company had financial instruments, primarily with the Glencore Group, for 248.8 million pounds and 453.5 million pounds, respectively. These financial instruments are scheduled for settlement at various dates in 2002 through 2003. The Company had no fixed price financial or delivery purchase contracts for aluminum at December 31, 2001. Additionally, to mitigate the volatility of the natural gas markets, the Company enters into fixed price financial purchase contracts, which settle in cash in the period corresponding to the intended usage of natural gas. At December 31, 2001, the Company had financial instruments for 3.1 million DTHs (one decatherm is equivalent to one million British Thermal Units). These financial instruments are scheduled for settlement at various dates in 2002 through 2005. Based on the fair value of the Company's financial instruments as of December 31, 2001, accumulated other comprehensive income of $2,048 is expected to be reclassified to earnings over the next twelve month period.

The forward financial sales and purchase contracts are subject to the risk of non-performance by the counterparties. However, the Company only enters into forward financial contracts with counterparties it determines to be creditworthy. If any counterparty failed to perform according to the terms of the contract, the accounting impact would be limited to the difference between the nominal value of the contract and the market value on the date of settlement.

Note 14. Related Party Transactions

The significant related party transactions occurring during the years ended December 31, 2001, 2000 and 1999, and not discussed elsewhere in the notes to the consolidated financial statements, are described below.

Related Party Transactions—Century During the years 1999, 2000 and 2001 and at December 31, 2001, the Chairman of the Board of Directors of Century was a member of the Board of Directors of Glencore International AG. In addition, during the years ended and at December 31, 2001, 2000 and 1999, one of Century's Board members was the Chairman of the Board of Directors of Glencore International AG.

Related Party Transactions—Century of West Virginia During the years ended December 31, 2001, 2000 and 1999, Century of West Virginia purchased and sold alumina, primary and scrap aluminum in transactions with Glencore at prices which management believes approximated market.

Related Party Transactions—Berkeley A substantial portion of Berkeley's sales during the years ended December 31, 2001, 2000 and 1999 were to Glencore.

Summary A summary of the aforementioned related party transactions for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Net sales	$111,469	$129,320	$ 68,801
Purchases	19,964	16,993	63,256
Management fees	416	–	–
Net gain (loss) on forward contracts	(1)	2,261	(5,368)

See Note 13 for a discussion of the Company's fixed-price commitments and forward financial contracts with related parties.

Note 15. Supplemental Cash Flow Information

	Year ended December 31,		
	2001	2000	1999
Cash paid for:			
Interest	$ 21,114	$ 371	$ 6,305
Income taxes	934	771	2,021
Cash received from:			
Interest	891	2,675	1,670
Income tax refunds	66	13,322	174

Non-Cash Investing Activities During the years ended December 31, 2001 and 1999, $250 and $1,845, respectively, of interest cost incurred in the construction of equipment was capitalized. No interest was capitalized during the year ended December 31, 2000.

Note 16. Business Segments

Prior to September 21, 1999, the Company operated in two reportable business segments; primary aluminum and sheet and plate products. The primary aluminum segment produces molten metal, rolling ingot, t-ingot, extrusion billet and foundry ingot. The sheet and plate segment produced a wide range of products such as brazing sheet for sale to automobile manufacturers, heat treated and non-heat treated plate for sale to aerospace and defense manufacturers, heavy gauge, wide-leveled coil for sale to heavy truck, truck trailer, marine and rail car manufacturers and sheet and coil for sale to building products manufacturers.

The accounting policies of the segments were the same as those described in Note 1 "Summary of Significant Accounting Policies" except that intersegment revenues were accounted for based upon a market-based standard established by the Company. The Company evaluated segment performance based upon gross profit.

Effective with the sale of the sheet and plate segment to Pechiney on September 21, 1999, the Company now operates in one business segment: primary aluminum.

	Primary	Sheet and Plate	Corporate, Unallocated & Eliminations	Total
2001				
Net Sales				
Third-party and intersegment customers	$ 543,453	$ –	$ –	$ 543,453
Related party customers	111,469	–	–	111,469
Depreciation and amortization	44,247	–	187	44,433
Segment gross profit (5)	20,708	–	–	20,708
Segment assets (1)	757,774	–	18,932	776,706
Expenditures for segment assets	14,456	–	–	14,456
2000				
Net Sales				
Third-party and intersegment customers	$ 299,277	$ –	$ –	$ 299,277
Related party customers	129,320	–	–	129,320
Depreciation and amortization	14,208	–	187	14,395
Segment gross profit (4)	32,458	–	–	32,458
Segment assets (1)	327,131	–	6,639	333,770
Expenditures for segment assets	17,631	–	–	17,631
1999				
Net Sales				
Third-party and intersegment customers	$ 248,569	$ 385,754	$ (136,848)	$ 497,475
Related party customers	68,801	–	–	68,801
Depreciation and amortization	9,985	8,577	187	18,749
Segment gross profit (loss) (2) (3)	(17,418)	10,773	–	(6,645)
Segment assets (1)	303,992	–	6,810	310,802
Expenditures for segment assets	14,737	8,246	–	22,983

(1) Segment assets include accounts receivable, due from affiliates, inventory, intangible assets, and property, plant and equipment-net, the remaining assets are unallocated corporate assets, deferred tax assets and intersegment eliminations.

(2) The primary segment includes a charge of $4,623 for inventory adjustments.

(3) The sheet and plate segment includes a charge of $7,649 for inventory adjustments.

(4) Includes a charge of $1,631 for inventory adjustments.

(5) Includes a charge of $5,166 for inventory adjustments.

Included in the consolidated financial statements are the following amounts related to geographic locations:

	Year ended December 31,		
	2001	2000	1999
Net Sales			
United States	$ 654,922	$ 428,597	$ 501,655
Canada	–	–	38,572
Europe	–	–	15,840
Other	–	–	10,209

At December 31, 2001 and 2000, all of the Company's long-lived assets were located in the United States.

Revenues from Glencore represented 17.0%, 30.2% and 12.1% of the Company's consolidated revenues in 2001, 2000 and 1999, respectively. Revenues from Pechiney represented 31.1%, 55.1% and 10.4% of the Company's consolidated sales in 2001, 2000 and 1999, respectively. Revenues from Southwire represented 18.9% of the Company's consolidated sales in 2001.

Note 17. Quarterly Information (Unaudited)

The following information includes the results from the Company's additional 23% interest in Mt. Holly facility since its acquisition in April 2000, and the results from the Company's 80% interest in the Hawesville facility since its acquisition on April 1, 2001.

Financial results by quarter for the years ended December 31, 2001 and 2000 are as follows:

	Net Sales	Gross Profit (Loss)	Net Income (Loss)	Net Income (Loss) Per Share
2001				
1st Quarter (1)	$ 110,690	$ 8,420	$ 3,151	$ 0.15
2nd Quarter (1)	188,919	13,765	843	0.04
3rd Quarter (1) (2)	183,371	3,270	(4,342)	(0.21)
4th Quarter (3)	171,942	(4,747)	(14,854)	(0.72)
2000				
1st Quarter (4)	$ 96,449	$ 8,167	$ 5,627	$ 0.28
2nd Quarter (5)	109,065	7,873	6,897	0.34
3rd Quarter	111,103	8,077	4,349	0.21
4th Quarter (6)	111,980	8,341	8,432	0.41

(1) Gross profit in the first, second, and third quarters of 2001 include reclassifications of selling, general, and administrative expenses, principally from Hawesville, of $42, $2,522, and $1,642, respectively, to cost of goods sold for reporting consistency purposes.

(2) The third quarter 2001 includes a non cash charge of $3,175 for inventory adjustments and proceeds of $3,365 on final settlements of insurance claims.

(3) The fourth quarter 2001 gross profit includes charges of $1,991 for inventory adjustments. Selling, general and administrative expense includes a $4,000 charge for bad debts and other expense includes a charge for loss on disposal of assets of $919.

(4) The first quarter 2000 gross profit includes charges of $1,631 for inventory adjustments.

(5) The second quarter 2000 income includes an additional pre-tax gain on the sale of the fabricating businesses of $5,156 and proceeds of $3,000 in partial settlement of the Company's claim with its insurance carrier.

(6) The fourth quarter 2000 income includes proceeds of $3,065 in partial settlement of the Company's claim with its insurance carrier.

Note 18. Consolidating Condensed Financial Information

The Company's 11 3/4% Senior Secured First Mortgage Notes due 2008 are jointly and severally and fully and unconditionally guaranteed by all of the Company's material wholly owned direct and indirect subsidiaries (the "Guarantor Subsidiaries"). Condensed consolidating financial information was not provided for the periods prior to the acquisition because: (i) Century Aluminum Company has no independent assets or operations, (ii) the guarantees are full and unconditional and joint and several, and (iii) for those periods, any subsidiaries of the Company other than the subsidiary guarantors were minor. As of December 31, 2001, as a result of the acquisition of the Hawesville facility, Century indirectly holds an 80% equity interest in Century Aluminum of Kentucky, LLC ("LLC") and as such consolidates 100% of the assets, liabilities and operations of the LLC into its financial statements, showing the interest of the 20% owners as "Minority Interests." LLC (the "Non-Guarantor Subsidiary") has not guaranteed the Exchange Notes, and the Company has not caused its indirect equity interests in the LLC to be pledged as collateral for the Exchange Notes. The Company's interest in the Mt. Holly facility's property, plant and equipment has not been pledged as collateral. Other subsidiaries of the Company which are immaterial will not guarantee the Notes (collectively, the "Non-Guarantor Subsidiaries"). During 2001, the Company adopted a policy for financial reporting purposes of allocating expenses to subsidiaries. For the year ended December 31, 2001, the Company allocated total corporate expenses of $8.5 million to its subsidiaries. Additionally, the Company charges interest on certain intercompany balances.

Because the LLC is not a minor subsidiary, the Company is providing condensed consolidating financial information for the periods following the Company's acquisition of the Hawesville facility. See Note 5 to the Consolidated Financial Statements for information about the terms of the Exchange Notes. These terms contain customary covenants limiting the ability of both the Company and the Guarantor Subsidiaries, to pay dividends, incur additional debt, make investments, sell assets or stock of certain subsidiaries and purchase or redeem capital stock.

The following summarized condensed consolidating financial information as of and for the year ended December 31, 2001 presents separate results for Century Aluminum Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiary.

This summarized condensed consolidating financial information may not necessarily be indicative of the results of operations or financial position had the Company, the Guarantor Subsidiaries or the Non-Guarantor Subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheet

	As of December 31, 2001				
	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiary	The Company	Reclassifications and Eliminations	Consolidated
Assets					
Current Assets:					
Cash and cash equivalents	$ 1,020	$ –	$ 12,368	$ –	$ 13,388
Accounts receivable, trade—net	48,365	–	345	–	48,710
Due from affiliates	50,722	838	366,855	(398,648)	19,767
Inventories	46,649	28,568	–	–	75,217
Prepaid and other assets	7,395	98	1,329	(5,249)	3,573
Total current assets	154,151	29,504	380,897	(403,897)	160,655
Investment in Subsidiaries	95,670	–	208,419	(304,089)	–
Property, Plant and Equipment—net	424,653	878	475		426,006
Intangible Asset—net	–	146,002	–	–	146,002
Due from Affiliates—Less current portion	8,364	–	–	–	8,364
Other Assets	20,467	1,674	16,784	(3,246)	35,679
Total	$ 703,305	$ 178,058	$ 606,575	$ (711,232)	$ 776,706
Liabilities and shareholders' equity					
Current Liabilities:					
Accounts payable, trade	$ 19,922	$ 22,472	$ –	$ –	$ 42,394
Due to affiliates	351,690	1,998	47,089	(398,576)	2,201
Industrial revenue bonds	–	7,815	–	–	7,815
Accrued and other current liabilities	16,437	5,269	17,680	(5,321)	34,065
Accrued employee benefits costs—current portion	7,653	147	–	–	7,800
Total current liabilities	395,702	37,701	64,769	(403,897)	94,275
Long Term Debt—Net	–	–	321,446	–	321,446
Accrued Pension Benefit Costs—Less current portion	1,555	–	2,462	–	4,017
Accrued Postretirement Benefit Costs—Less current portion	45,008	20,619	–	–	65,627
Other Liabilities	9,833	151	713	—	10,697
Deferred Taxes	42,788	—	—	(3,246)	39,542
Total noncurrent liabilities	99,184	20,770	324,621	(3,246)	441,329
Minority Interest	—	—	—	23,917	23,917
Shareholders' Equity:					
Convertible preferred stock	—	—	25,000	—	25,000
Common stock	59	—	205	(59)	205
Additional paid-in capital	226,996	139,281	168,414	(366,277)	168,414
Accumulated other comprehensive Income	6,752	—	6,752	(6,752)	6,752
Retained earnings (deficit)	(25,388)	(19,694)	16,814	45,082	16,814
Total shareholders' equity	208,419	119,587	217,185	(328,006)	217,185
Total	$ 703,305	$ 178,058	$ 606,575	(711,232)	$ 776,706

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2001				
	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiary	The Company	Reclassifications and Eliminations	Consolidated
Net sales:					
Third–party customers	$ 543,453	$ –	$ –	$ –	$ 543,453
Related parties	111,469	–	–	–	111,469
	654,922	–	–	–	654,922
Cost of Goods Sold	614,052	252,615	–	(232,453)	634,214
Reimbursement From Owners	–	(233,521)	–	233,521	–
Gross Profit (Loss)	40,870	(19,094)	–	(1,068)	20,708
Selling, General and Admin Expenses	18,787	742	–	(931)	18,598
Operating Income (Loss)	22,083	(19,836)	–	(137)	2,110
Interest Income (Expense), Net	(30,512)	(162)	–	–	(30,674)
Other Income (Expense), Net	1,948	304	–	137	2,389
Income (Loss) Before Taxes	(6,481)	(19,694)	–	–	(26,175)
Income Tax (Expense) Benefit	2,547	–	–	7,484	10,031
Net Income (Loss) Before Minority Interest	(3,934)	(19,694)	–	7,484	(16,144)
Minority Interest, Net of Tax				2,442	2,442
Equity Earnings (Loss) of Subsidiaries	(9,768)	–	(13,702)	23,470	–
Net Income (Loss)	$ (13,702)	$ (19,694)	$ (13,702)	$ 33,396	$ (13,702)

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2001				
	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiary	The Company	Reclassifications and Eliminations	Consolidated
Net Cash Provided by (used in) Operating Activities	$ 40,526	$ (3,817)	$ 16,073	$ (14,159)	$ 38,623
Investing Activities:					
Purchase of property, plant and equipment	(14,082)	(374)	–	–	(14,456)
Proceeds from sale of property, plant and equipment	54	–	–	–	54
Divestitures	98,971	–	–	–	98,971
Business acquisition	(466,814)	–	–	–	(466,814)
Net Cash Used in Investing Activities	(381,871)	(374)	–	–	(382,245)
Financing Activities:					
Borrowings, third party	–	–	321,352	–	321,352
Financing fees	–	–	(16,568)	–	(16,568)
Dividends	–	–	(5,736)	–	(5,736)
Intercompany transactions	309,403	4,191	(327,753)	14,159	–
Issuance of preferred stock	–	–	25,000	–	25,000
Net Cash Provided by (used in) Financing Activities	309,403	4,191	(3,705)	14,159	324,048
Net increase (decrease) in cash	(31,942)	–	12,368	–	(19,574)
Beginning cash	32,962	–	–	–	32,962
Ending cash	$ 1,020	$ –	$ 12,368	$ –	$ 13,388

Selected Consolidated Financial Data

The following table presents consolidated financial data of the Company for the years indicated. The selected consolidated financial data from Statements of Operations for each of the years in the three-year period ended December 31, 2001 and the Selected Financial Data from Consolidated Balance Sheets as of December 31, 2001 and 2000 are derived from the Consolidated Financial Statements of the Company included elsewhere herein which have been audited by Deloitte & Touche LLP. The Selected Consolidated Financial Data from Statements of Operations for each of the years in the two-year period ended December 31, 1998, and the Selected Consolidated Financial Data from Consolidated Balance Sheets as of December 31, 1999, 1998 and 1997 is derived from the audited consolidated financial statements of the Company which are not included herein. The following historical financial data includes the results from the Company's rolling and fabrication businesses until their sale in September 1999, the results from the Company's additional 23% interest in the Mt. Holly facility since its acquisition in April 2000, and the results for the Company's 80% interest in the Hawesville facility since its acquisition on April 1, 2001. Accordingly, the following results are not indicative of the Company's current business. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto.

	Year ended December 31,				
(In thousands, except per share data)	2001 (3)	2000 (2)	1999 (1)	1998	1997
Statement of Operations Data					
Net sales—third party customers	$ 543,453	$ 299,277	$ 497,475	$ 576,006	$ 615,467
Net sales—related parties	111,469	129,320	68,801	74,252	105,521
Total net sales	654,922	428,597	566,276	650,258	720,988
Cost of goods sold	634,214	396,139	572,921	611,796	691,887
Gross profit (loss)	20,708	32,458	(6,645)	38,462	29,101
Selling, general and administrative expenses	18,598	13,931	18,884	19,246	17,948
Operating income (loss)	2,110	18,527	(25,529)	19,216	11,153
Gain on sale of fabricating businesses	–	5,156	41,130	–	–
Interest expense	(31,565)	(408)	(5,205	(2,204)	(3,066)
Interest income	891	2,675	1,670	–	–
Other income (expense)	2,592	6,461	(789)	553	419
Net gain (loss) on forward contracts (4)	(203)	4,195	(5,368)	10,574	(6,837)
Income (loss) before income taxes, extraordinary item and minority interest	(26,175)	36,606	5,909	28,139	1,669
Income tax benefit (expense)	10,031	(11,301)	(628)	(10,202)	(601)
Income (loss) before extraordinary item and minority interest	(16,144)	25,305	5,281	17,937	1,068
Minority interest—net of income taxes	2,442	–	–	–	–
Net income (loss) before extraordinary item	(13,702)	25,305	5,281	17,937	1,068
Extraordinary item—write off of deferred bank fees, net of income tax benefit of $766	–	–	(1,362)	–	–
Net income (loss)	(13,702)	25,305	3,919	17,937	1,068
Preferred dividends	(1,500)	–	–	–	–
Earnings (loss) available to common shareholders	$ (15,202)	$ 25,305	$ 3,919	$ 17,937	$ 1,068

Selected Consolidated Financial Data

Continued

(In thousands, except per share data)	2001 (3)	2000 (2)	1999 (1)	1998	1997
	Year ended December 31,				
Basic earnings (loss) per common share:					
Income (loss) before extraordinary item	$ (0.74)	$ 1.25	$ 0.26	$ 0.90	$ 0.05
Extraordinary item	–	–	(0.07)	–	–
Net Income (loss)	$ (0.74)	$ 1.25	$ 0.19	$ 0.90	$ 0.05
Diluted earnings (loss) per common share:					
Income (loss) before extraordinary item	$ (0.74)	$ 1.24	$ 0.26	$ 0.89	$ 0.05
Extraordinary item	–	–	(0.07)	–	–
Net Income (loss)	$ (0.74)	$ 1.24	$ 0.19	$ 0.89	$ 0.05
Dividends per common share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20

(In thousands)	2001 (3)	2000 (2)	1999 (1)	1998	1997
	Year ended December 31,				
Balance Sheet Data (at period end):					
Working capital	$ 66,380	$ 76,701	$ 124,391	$ 188,156	$ 180,524
Intangible assets—power contract	146,002	–	–	–	–
Total assets	776,706	333,770	310,802	545,630	507,148
Long-term debt	321,446	–	–	89,389	58,950
Total noncurrent liabilities	441,329	74,511	58,831	252,782	220,604
Total shareholders' equity	217,185	202,639	179,728	177,483	163,546

(1) On September 21, 1999, the Company sold its rolling and fabrication businesses to Pechiney for $234.3 million and recorded pre-tax gains of $41.1 million in 1999 and $5.2 million in 2000. Accordingly, the results of operations for 1999, 2000 and 2001 do not include results from the rolling and fabrication businesses after such date. Similarly, balance sheet data as of and following December 31, 1999 does not include the assets and liabilities related to the rolling and fabrication businesses.

(2) On April 1, 2000, the Company purchased an additional 23% interest in the Mt. Holly facility from Xstrata, an affiliate of Glencore, increasing the Company's ownership interest to 49.7%. Accordingly, the results of operations following that date reflect the increased production which resulted from that purchase. Similarly, balance sheet data as of and following December 31, 2000 includes the assets and liabilities related to the additional 23% interest in the Mt. Holly facility.

(3) On April 1, 2001, the Company purchased the Hawesville facility from Southwire Company. Simultaneously, the Company effectively sold a 20% interest in the Hawesville facility to Glencore. Accordingly, the results of operations following that date reflect the increased production which resulted from Century's 80% interest. Similarly, balance sheet data as of and following December 31, 2001 includes assets and liabilities related to the Company's 80% interest in the Hawesville facility.

(4) On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments. As a result, to the extent that the Company's derivatives are designated as effective cash flow hedges, unrealized gains (losses) will be reported as accumulated other comprehensive income, rather than reported in the Statement of Operations as was done in 2000. Beginning in 2001, realized gains (losses) resulting from hedging activities are reported as adjustments to net sales and cost of goods sold. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Accounting Standards."

Officers and Directors

Officers
(As of March 15, 2002)

Craig A. Davis
Chairman of the Board
Chief Executive Officer

Gerald A. Meyers
President
Chief Operating Officer

David W. Beckley
Executive Vice President
Chief Financial Officer

Gerald J. Kitchen
Executive Vice President
General Counsel
Chief Administrative Officer

E. Jack Gates
Vice President
Smelting Operations

Daniel J. Krofcheck
Vice President
Treasurer

Peter C. McGuire
Vice President
Associate General Counsel

Steve Schneider
Vice President
Controller

Directors

Roman A. Bninski
Partner, Law firm of
Curtis, Mallet, Prevost,
Colt & Mosle LLP

Craig A. Davis
Chairman of the Board
Chief Executive Officer
Century Aluminum Company

John C. Fontaine
Of Counsel, Law firm of
Hughes Hubbard Reed LLP
Retired President
Knight Ridder, Inc.

William R. Hampshire
Vice Chairman
Century Aluminum Company
Former President and
Chief Executive Officer
Howmet Aluminum
Company

Gerald A. Meyers
President
Chief Operating Officer
Century Aluminum Company

John P. O'Brien
Managing Director
Inglewood Associates, Inc.

Stuart M. Schreiber
Founder and
Managing Partner
Integis, Inc.

Willy R. Strothotte
Chairman of the Board
Glencore International AG
Chairman of the Board
Xstrata AG

Corporate Information

Corporate Headquarters
Century Aluminum Company
2511 Garden Road
Monterey, CA 93940

Inquiries
Shareholders, security analysts, investors and others may contact the company at the above address or as indicated below:

In the United States
Toll Free 1-888-642-9300

Outside the United States,
Call Collect 1-831-642-9300

Website: www.centuryaluminum.com

Form 10-K Available
The Annual Report Form 10-K filed with The Securities and Exchange Commission is available without charge upon request. Write or contact our corporate secretary at the addresses or telephone numbers above. An electronic version of the report also is available through the company's website.

Stock Transfer Agent
Computershare Investor Services LLC
2 North La Salle Street
Chicago, IL 60602
Telephone 312-360-5375
Fax 312-601-4335

Independent Auditors
Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Annual Meeting of Shareholders
The 2002 Annual Meeting of Shareholders will be held June 25 at 9:00 a.m. at the company's corporate offices at 2511 Garden Road Monterey, California 93940

Stock Trading Information
Century Aluminum common stock is traded on the NASDAQ.
The ticker symbol is CENX.

2001	High	Low	Common Stock Dividend
First Quarter	$ 16.81	$ 9.88	$ 0.05
Second Quarter	23.06	14.19	0.05
Third Quarter	20.35	7.40	0.05
Fourth Quarter	16.12	8.10	0.05

Design: Howry Design Associates, San Francisco, California
Photography: Gary Kellner, Cleveland, Ohio

Billets, feedstock for extruders, are ready for shipment from the Mt. Holly plant. Special billet processing adds about 10 percent more value to the aluminum.



Century ALUMINUM